ENERGY FUELS INC.
Up to US$15,640,000 of
Common Shares

Controlled Equity OfferingSM

Sales Agreement

September 29, 2015

Cantor Fitzgerald & Co.
499 Park Avenue
New York, NY 10022

Ladies and Gentlemen:

            Energy Fuels Inc. (the “Company”), a company continued under the Business Corporations Act (Ontario) (the “OBCA”), confirms its agreement (this “Agreement”) with Cantor Fitzgerald & Co. (the “Agent”), as follows:

            1.        Issuance and Sale of Shares. The Company agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it may issue and sell through the Agent common shares of the Company (“Common Shares”) for aggregate gross proceeds of up to US$15,640,000 (the “Placement Shares”); provided, however, that in no event shall the Company issue or sell through the Agent, acting as agent and/or principal, such number or dollar amount of Placement Shares that (a) exceeds the number or dollar amount of Common Shares registered pursuant to the effective Registration Statement (as defined below) pursuant to which the offering will be made or (b) exceeds the number or dollar amount of Common Shares for which the Company has filed a Prospectus Supplement (defined below) (the lesser of (a) and (b), the “Maximum Amount”), and provided further that the market value of Common Shares distributed under any single Prospectus Supplement (as defined below) shall not exceed 10% of the aggregate market value of the outstanding Common Shares calculated in accordance with and as of the date specified in Section 9.1 of National Instrument 44-102 Shelf Distributions (“NI 44-102”). Notwithstanding anything to the contrary contained herein, the parties hereto agree that compliance with the limitations set forth in this Section 1 and Section 9.1 of NI 44-102 on the Maximum Amount of Placement Shares issued and sold under this Agreement shall be the sole responsibility of the Company and that Agent shall have no obligation in connection with such compliance. The issuance and sale of Placement Shares through the Agent will be effected pursuant to the Registration Statement (as defined below) filed by the Company and declared effective by the United States Securities and Exchange Commission (the “Commission”) on April 10, 2014, although nothing in this Agreement shall be construed as requiring the Company to use the Registration Statement to issue Common Shares.

            The Company has prepared and filed with the securities commissions or similar regulatory authorities (collectively, the “Canadian Securities Regulators”) in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward island and Newfoundland and Labrador (collectively, the “Provinces”) a final short form base shelf prospectus dated April 9, 2014 relating to the offering of up to an aggregate of US$100,000,000 of Common Shares, warrants, subscription receipts, preferred shares, units, and debt securities comprising any combination thereof (together with any documents incorporated therein by reference, and any supplements or amendments thereto, the “Canadian Base Prospectus”) in accordance with the securities laws applicable in the Provinces and the respective rules, regulations and orders made thereunder, together with applicable published instruments, notices and orders of the Canadian Securities Regulators (collectively, the “Canadian Securities Laws”). The Company has prepared the Canadian Base Prospectus pursuant to National Instrument 44-101 Short Form Prospectus Distributions and NI 44-102 (together, the “Shelf Procedures”). The Company has obtained from the Ontario Securities Commission, as principal regulator of the Company under Canadian Securities Laws, evidence that a receipt for the Canadian Base Prospectus (a “Final Receipt”) has been issued, or deemed to have been issued, by each of the Canadian Securities Regulators.

            The Company has prepared and filed with the Commission pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System (the “MJDS”) adopted by the Canadian Securities Administrators and the Commission, a registration statement on Form F-10 (Registration No. 333-194916) registering the offering and sale of up to an aggregate of US$100,000,000 of Common Shares, warrants, subscription receipts, preferred shares, units, and debt securities comprising any combination thereof under the U.S. Securities Act of 1933, as amended (together with the rules and regulations thereunder, the “Securities Act”), including the Canadian Base Prospectus (together with any documents incorporated therein by reference, any supplements or amendments thereto and with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission (the “Rules and Regulations”)(the “U.S. Base Prospectus”)). The Canadian Base Prospectus and the U.S. Base Prospectus are hereinafter collectively sometimes referred to as the “Base Prospectuses.”

            The Company has filed, or will file, (i) with the Canadian Securities Regulators, in accordance with the Shelf Procedures, a prospectus supplement setting forth the Shelf Information (as defined below) (including any documents incorporated therein by reference and any supplements or amendments thereto, the “Canadian Prospectus Supplement”), and (ii) with the Commission, in accordance with General Instruction II.L of Form F-10, the Canadian Prospectus Supplement (with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable Rules and Regulations, the “U.S. Prospectus Supplement”). The information, if any, included in the Canadian Prospectus Supplement that is omitted from the Canadian Base Prospectus but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Base Prospectus as of each Applicable Time (as defined in Section 25 hereof), is referred to herein as the “Shelf Information.” The U.S. Prospectus Supplement and the Canadian Prospectus Supplement are hereinafter collectively sometimes referred to as the “Prospectus Supplements.”

            The registration statement on Form F-10, including the exhibits thereto and the documents incorporated by reference therein and including the U.S. Prospectus (as defined below), as amended or supplemented in connection with the execution and delivery of this Agreement, is herein called the “Registration Statement.” Any reference to any amendment or supplement to the Registration Statement or the U.S. Prospectus shall be deemed to refer to and include any documents filed with the Canadian Securities Regulators and the Commission after the effectiveness of such Registration Statement or the date of such U.S. Prospectus and prior to the termination of this Agreement and which are incorporated by reference in such Registration Statement or U.S. Prospectus. The term “Canadian Prospectus” shall refer to the Canadian Base Prospectus, as supplemented by any Canadian Prospectus Supplement relating to the Placement Shares, including, in each case, the documents incorporated by reference therein. The term “U.S. Prospectus” shall refer to the U.S. Base Prospectus, as supplemented by any U.S. Prospectus Supplement relating to the Placement Shares, including, in each case, the documents incorporated by reference therein, including any Issuer Free Writing Prospectus (as defined below). Any amendment to the Canadian Prospectus, and any amended or supplemented prospectus or auxiliary material, information, evidence, return, report, application, statement or document that may be filed by or on behalf of the Company under the Canadian Securities Laws prior to the termination of this Agreement that is incorporated into the Canadian Prospectus or, where such document is deemed to be incorporated by reference into the Canadian Prospectus, prior to the termination of this Agreement, is referred to herein collectively as the “Supplementary Material.” The U.S. Prospectus and the Canadian Prospectus are hereinafter collectively sometimes referred to as the “Prospectuses.” For purposes of this Agreement, all references to the Registration Statement, the U.S. Prospectus or to any amendment or supplement thereto shall be deemed to include any copy filed with the Commission pursuant to its Electronic Data Gathering Analysis and Retrieval System, or if applicable, the Interactive Data Electronic Application system when used by the Commission (collectively, “EDGAR”).

            2.        Placements. Each time that the Company wishes to issue and sell Placement Shares hereunder (each, a “Placement”), it will notify the Agent by email notice (if receipt of such correspondence is actually acknowledged by any of the individuals to whom the notice is sent, other than via auto-reply ) or other method mutually agreed to in writing by the parties of the number of Placement Shares, the time period during which sales are requested to be made, any limitation on the number of Placement Shares that may be sold on any Trading Day (as defined below) and any minimum price below which sales may not be made (a “Placement Notice”), the form of which is attached hereto as Schedule 1. The Placement Notice shall originate from any of the individuals from the Company set forth on Schedule 3 (with a copy to each of the other individuals from the Company listed on such schedule), and shall be addressed to each of the individuals from the Agent set forth on Schedule 3, as such Schedule 3 may be amended from time to time by notice in writing by the Company (with respect to the individuals from the Company) or the Agent (with respect to the individuals from the Agent). The Placement Notice shall be effective unless and until (i) in accordance with the notice requirement provided for in Section 4, the Agent declines to accept the terms contained therein for any reason, in its sole discretion in accordance with Section 4 below, (ii) the entire amount of the Placement Shares, either the Maximum Amount under this Agreement, under the relevant Prospectus Supplement or pursuant to a Placement Notice, have been sold and settled in accordance with the terms hereof, (iii) the Company suspends or terminates the Placement Notice in accordance with the notice requirements provided for in Section 4, (iv) the Company issues a subsequent Placement Notice with parameters superseding those on the earlier dated Placement Notice, or (v) this Agreement has been terminated under the provisions of Section 12. The amount of any discount, commission or other compensation to be paid by the Company to the Agent in connection with the sale of the Placement Shares shall be calculated in accordance with the terms set forth in Schedule 2. It is expressly acknowledged and agreed that neither the Company nor the Agent will have any obligation whatsoever with respect to a Placement or any Placement Shares unless and until the Company delivers a Placement Notice to the Agent and the Agent does not decline such Placement Notice pursuant to the terms set forth above, and then only upon the terms specified therein and herein. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice will control.

             3.        Sale of Placement Shares by Agent. Subject to the provisions of Section 5(a), the Agent, for the period specified in the Placement Notice will use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable U.S. state and federal laws, rules and regulations and, if applicable, the rules of the NYSE MKT, LLC (the “NYSE” and, together with the Toronto Stock Exchange (the “TSX”), the “Exchanges”), to sell the Placement Shares up to the amount specified, and otherwise in accordance with the terms of such Placement Notice, unless the Placement Notice has been declined, suspended or otherwise terminated in accordance with the terms of this Agreement. The Agent will provide written confirmation to the Company to each of the individuals set forth on Schedule 3 no later than the opening of the Trading Day immediately following the Trading Day on which it has made sales of Placement Shares hereunder setting forth the number of Placement Shares sold on such day, the average price realized, the compensation payable by the Company to the Agent pursuant to Schedule 2 with respect to such sales, and the Net Proceeds (as defined below) payable to the Company, with an itemization of the deductions made by the Agent (as set forth in Section 5(b)) from the gross proceeds that it receives from such sales. Subject to the terms of the Placement Notice, the Agent may sell Placement Shares by any method permitted by law deemed to be an “at-the-market distribution” as defined in NI 44-102, including without limitation sales made directly on the NYSE, on any other existing trading market for the Common Shares in the United States or to or through a market maker in the United States. With the prior written consent of the Company, which may be provided in the terms of a Placement Notice, the Agent may also sell Placement Shares in privately negotiated transactions in the United States. During the term of this Agreement, and notwithstanding anything to the contrary herein, the Agent agrees that in no event will it or any of its affiliates engage in any market making, bidding, stabilization, over-allotment or other trading activity with regard to the Common Shares if such activity would be prohibited under Regulation M or other anti-manipulation rules under the Securities Act and Section 9.1 of NI 44-102. “Trading Day” means any day on which the Common Shares are traded on the NYSE.

            4.        Suspension of Sales.

                          (a)        The Company or the Agent may, upon notice to the other party in writing (including by email correspondence to each of the individuals of the other Party set forth on Schedule 3, if receipt of such correspondence is actually acknowledged by any of the individuals to whom the notice is sent, other than via auto-reply) or by telephone (confirmed immediately by verifiable facsimile transmission or email correspondence to each of the individuals of the other Party set forth on Schedule 3), suspend any sale of Placement Shares (a “Suspension”); provided, however, that such Suspension shall not affect or impair any party’s obligations with respect to any Placement Shares sold hereunder prior to the receipt of such notice. While a Suspension is in effect any obligation under Sections 7(l), 7(m), and 7(n) with respect to the delivery of certificates, opinions, or comfort letters to the Agent, shall be waived, provided, however, that such waiver shall not apply for the Representation Date (defined below) occurring on the date that the Company files its Annual Report on Form 40-F, Form 20-F or Form 10-K, as applicable. Each of the parties agrees that no such notice under this Section 4 shall be effective against any other party unless it is made to one of the individuals named on Schedule 3 hereto, as such Schedule may be amended from time to time.

                          (b)        Notwithstanding any other provision of this Agreement, during any period in which the Company is (to the Agent’s knowledge upon receiving notice from the Company) in possession of material non-public information, the Company and the Agent agree that (i) no sale of Placement Shares will take place, (ii) the Company shall not request the sale of any Placement Shares, and (iii) the Agent shall not be obligated to sell or offer to sell any Placement Shares.

            5.        Sale and Delivery to the Agent; Settlement.

                          (a)        Sale of Placement Shares. On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, upon the Agent’s acceptance of the terms of a Placement Notice, and unless the sale of the Placement Shares described therein has been declined, suspended, or otherwise terminated in accordance with the terms of this Agreement, the Agent, for the period specified in the Placement Notice, will use its commercially reasonable efforts consistent with its normal trading and sales practices, applicable law and regulations and the rules of the Exchanges to sell such Placement Shares up to the amount specified, and otherwise in accordance with the terms of such Placement Notice. The Company acknowledges and agrees that (i) there can be no assurance that the Agent will be successful in selling Placement Shares, (ii) the Agent will incur no liability or obligation to the Company or any other person or entity if it does not sell Placement Shares for any reason other than a failure by the Agent to use its commercially reasonable efforts consistent with its normal trading and sales practices, applicable law and regulations and the rules of the Exchanges to sell such Placement Shares as required under this Agreement and (iii) the Agent shall be under no obligation to purchase Placement Shares on a principal basis pursuant to this Agreement, except as otherwise agreed by the Agent and the Company.

                          (b)        Settlement of Placement Shares. Unless otherwise specified in the applicable Placement Notice, settlement for sales of Placement Shares will occur on the third (3rd) Trading Day (or such earlier day as is industry practice for regular-way trading) following the date on which such sales are made (each, a “Settlement Date”). The Agent shall notify the Company and the Company’s transfer agent (which shall include a notification to each of the individuals set out on Schedule 3) of each sale of Placement Shares on the date of such sale. The Agent shall initiate Deposit and Withdrawal at Custodian (DWAC) procedures through the Depositary Trust Company on each Settlement Date. The amount of proceeds to be delivered to the Company on a Settlement Date against receipt of the Placement Shares sold (the “Net Proceeds”) will be equal to the aggregate sales price received by the Agent, after deduction for (i) the Agent’s commission, discount or other compensation for such sales payable by the Company pursuant to Schedule 2 hereof, (ii) any other amounts due and payable by the Company to the Agent hereunder pursuant to Section 8 and (iii) any transaction fees imposed by any governmental or self-regulatory organization in respect of such sales.

                          (c)       Delivery of Placement Shares. On or before each Settlement Date, the Company will, or will cause its transfer agent to, electronically transfer the Placement Shares being sold by crediting the Agent’s or its designee’s account (provided the Agent shall have given the Company written notice of such designee at least one Trading Day prior to the Settlement Date) at The Depository Trust Company through its Deposit and Withdrawal at Custodian System or by such other means of delivery as may be mutually agreed upon by the parties hereto which in all cases shall be freely tradable, transferable, registered shares in good deliverable form. On each Settlement Date, the Agent will deliver the related Net Proceeds in same day funds to an account designated by the Company on, or prior to, the Settlement Date. The Company agrees that if the Company, or its transfer agent (if applicable), defaults in its obligation to deliver Placement Shares on a Settlement Date, the Company agrees that in addition to and in no way limiting the rights and obligations set forth in Section 10(a) hereto, and provided that the Agent has complied with its obligations hereunder, it will (i) hold the Agent harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company, and (ii) pay to the Agent any commission, discount, or other compensation to which it would otherwise have been entitled absent such default. Provided, however, that without limiting Section 10(a) herein, the Company shall not be obligated to pay to the Agent any commission, discount or other compensation on any Placement Shares that are not timely delivered due to (i) a suspension or material limitation in trading in securities generally on the NYSE, (ii) a general moratorium on commercial banking activities declared by either Canadian or United States federal or New York State authorities or a material disruption in securities settlement or clearance services in the United States or Canada; (iii) an outbreak or escalation of hostilities or acts of terrorism involving the United States or Canada or a declaration by the United States or Canada of a national emergency or war; or (iv) any other calamity or crisis or any change in financial, political or economic conditions in the United States or elsewhere.

                          (d)        Denominations; Registration. Certificates for the Placement Shares, if any, shall be in such denominations and registered in such names as the Agent may request in writing at least two full Business Days (as defined below) before the Settlement Date. The certificates for the Placement Shares, if any, will be made available by the Company for examination and packaging by the Agent in The City of New York not later than noon (New York time) on the Business Day prior to the Settlement Date.

                          (e)        Limitations on Offering Size. Under no circumstances shall the Company cause or request the offer or sale of any Placement Shares if, after giving effect to the sale of such Placement Shares, the aggregate gross sales proceeds of Placement Shares sold pursuant to this Agreement would exceed the lesser of (A) together with all sales of Placement Shares under this Agreement, the Maximum Amount, (B) the amount available for offer and sale under the currently effective Registration Statement and (C) the amount authorized from time to time to be issued and sold under this Agreement by the Company’s board of directors, a duly authorized committee thereof or a duly authorized executive committee, and notified to the Agent in writing. Under no circumstances shall the Company cause or request the offer or sale of any Placement Shares pursuant to this Agreement at a price lower than the minimum price authorized by the Exchanges and, from time to time, by the Company’s board of directors, a duly authorized committee thereof or a duly authorized executive committee, and notified to the Agent in writing. Further, under no circumstances shall the Company cause or permit the aggregate offering amount of Placement Shares sold pursuant to this Agreement to exceed the Maximum Amount or the maximum amount prescribed by Section 9 of NI 44-102.

            6.        Representations and Warranties of the Company. The Company represents and warrants to and agrees with Agent that as of the date of this Agreement and as of each Applicable Time:

                          (a)        Registration Statement and Prospectuses. The Company is a “foreign private issuer” (as defined in Rule 405 under the Securities Act) and meets the requirements for use of Form F-10 under the Securities Act and is eligible for the use of the Shelf Procedures under Canadian Securities Laws; no order suspending the trading or distribution of the Common Shares has been issued by any Canadian Securities Regulator, the Exchanges or Investment Industry Regulatory Organization of Canada (“IIROC”), and no proceedings, for that purpose, have been instituted or are pending or, to the Company’s knowledge, are contemplated by any Canadian Securities Regulator; no stop order suspending the effectiveness of the Registration Statement has been issued by the Commission, and no proceedings for that purpose have been instituted or are pending or to the Company’s knowledge, are contemplated by the Commission; the Registration Statement, including the U.S. Base Prospectus and such amendments to such Registration Statement as may have been required to the date of this Agreement, has been prepared by the Company under the applicable provisions of the Securities Act and has been filed with the Commission; pursuant to Rule 467(b) under the Securities Act, the Registration Statement became effective on April 10, 2014 (the “Effective Date”). The Registration Statement and the Prospectuses and the offer and sale of Placement Shares as contemplated hereby meet the requirements of NI 44-102 and comply in all material respects with the provisions thereof and other applicable Canadian Securities Laws. Any statutes, regulations, contracts or other documents that are required to be described in the Registration Statement or the Prospectuses or to be filed as exhibits to the Registration Statement or the Prospectuses have been so described or filed. Copies of the Registration Statement, the U.S. Prospectus or the Canadian Prospectus, and any such amendments or supplements and all documents incorporated by reference therein that were filed with the Commission or the Canadian Securities Regulators, as applicable, on or prior to the date of this Agreement have been delivered, or are available through EDGAR or SEDAR, as the case may be, to the Agent and its counsel. The U.S. Prospectus and the Canadian Prospectus will name the Agent as an agent in the section entitled “Plan of Distribution.” There are no reports or information that must be filed or made publicly available in connection with the listing of the Placement Shares, on the TSX (other than routine post-closing filings) that have not been filed or made publicly available as required, other than the Canadian Prospectus Supplement, there are no documents required to be filed with the Canadian Securities Regulators, in connection with the Canadian Base Prospectus, the Canadian Prospectus Supplement or the Canadian Prospectus that have not been filed as required. The Commission has not issued an order preventing or suspending the use of the U.S. Base Prospectus, any Permitted Free Writing Prospectus (as defined below) or the U.S. Prospectus relating to the proposed offering of the Placement Shares and no proceedings for such purpose have been instituted or are pending or, to the Company’s knowledge, are contemplated or threatened by the Commission. The Company has not distributed and, prior to the later to occur of each Settlement Date and completion of the distribution of the Placement Shares, will not distribute any offering material in connection with the offering or sale of the Placement Shares other than the Registration Statement and the U.S. Prospectus and any Issuer Free Writing Prospectus to which the Agent has consented.

                          (b)        No Misstatement or Omission. At the respective times each part of the Registration Statement and each amendment thereto became effective, the Registration Statement complied in all material respects with the Securities Act and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. On the date the Canadian Prospectus Supplement was filed with the Canadian Securities Regulators, the date the U.S. Prospectus Supplement was filed with the Commission, at each Applicable Time and on each Settlement Date, (A) the Canadian Prospectus, together with any Supplementary Material, as of the date thereof, did and will comply in all material respects with the requirements of the Canadian Securities Laws pursuant to which it has been filed and did and will provide full, true and plain disclosure of all material facts (as defined in the Canadian Securities Laws) relating to the Company and the Material Subsidiaries (as defined below) (taken as a whole) and to the Placement Shares and did not and will not contain any misrepresentation (as defined in the Canadian Securities Laws), and (B) the U.S. Prospectus did and will conform to the Canadian Prospectus except for such deletions or changes therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and the U.S. Prospectus did not and will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statement therein, in the light of the circumstances under which they were made, not misleading. The foregoing shall not apply to statements in, or omissions from, any such document made in reliance upon, and in conformity with, information furnished to the Company by Agent specifically for use in the preparation thereof.

                          (c)        Conformity with Securities Act, Exchange Act and Canadian Securities Laws. The Registration Statement, each of the Prospectuses, any Issuer Free Writing Prospectus or any amendment or supplement thereto, and the documents incorporated by reference in the Registration Statement, either of the Prospectuses or any amendment or supplement thereto, when such documents were or are filed with the Commission under the Securities Act or the Exchange Act or with the Canadian Securities Regulators, or became or become effective under the Securities Act or the Canadian Securities Laws, as the case may be, conformed or will conform in all material respects with the requirements of the Securities Act, the Exchange Act, and the Canadian Securities Laws, as applicable, other than any non-compliance which would not have a Material Adverse Effect (as defined below).

                          (d)        Financial Information. The consolidated financial statements of the Company included or incorporated by reference in the Registration Statement, either of the Prospectuses and the Permitted Free Writing Prospectuses, if any, together with the related notes and schedules, present fairly, in all material respects, the consolidated financial position of the Company and the Material Subsidiaries (as defined below) as of the dates indicated and the consolidated statements of comprehensive loss, shareholders’ equity and cash flows of the Company for the periods specified. Such financial statements, schedules, and notes conform in all material respects with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), or if applicable, United States generally accepted accounting principles (“GAAP”), applied on a consistent basis during the periods involved. The other financial and statistical data with respect to the Company and the Material Subsidiaries (as defined below) contained or incorporated by reference in the Registration Statement, the Prospectuses and the Issuer Free Writing Prospectuses, if any, are accurately and fairly presented in all material respects and prepared on a basis consistent with the financial statements and books and records of the Company; there are no financial statements (historical or pro forma) that are required to be included or incorporated by reference in the Registration Statement or the Prospectuses that are not included or incorporated by reference as required; the Company and the Material Subsidiaries (as defined below) do not have any material liabilities or obligations, direct or contingent (including any off-balance sheet obligations), not described in the Registration Statement and the Prospectuses and all disclosures contained or incorporated by reference therein; and no other financial statements are required to be set forth or to be incorporated by reference in the Registration Statement or the U.S. Prospectus or the Issuer Free Writing Prospectuses under the Securities Act or the Canadian Prospectus under Canadian Securities Laws.

                          (e)        Statistical, Industry-Related and Market-Related Data. The statistical, industry-related and market-related data included in the Registration Statement and the Prospectuses are based on or derived from sources that the Company reasonably believes are reliable and accurate, and such data agrees with the sources from which they are derived.

                          (f)        Conformity with EDGAR Filing. The U.S. Prospectus delivered to the Agent for use in connection with the sale of the Placement Shares pursuant to this Agreement will be identical to the versions of the U.S. Prospectus created to be transmitted to the Commission for filing via EDGAR, except to the extent permitted by Regulation S-T.

                          (g)        Organization. The Company and each of its Material Subsidiaries (as defined below) are, and will be, duly organized, validly existing as a corporation and in good standing (where such concept is recognized) under the laws of their respective jurisdictions of organization. The Company and each of the Material Subsidiaries are, and will be, duly licensed or qualified as a foreign corporation for transaction of business and in good standing under the laws of each other jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such license or qualification, and have all corporate power and authority necessary to own or hold their respective properties and to conduct their respective businesses as described in the Registration Statement and the Prospectuses, except where the failure to be so qualified or in good standing or have such power or authority would not, individually or in the aggregate, have a material adverse effect or would reasonably be expected to have a material adverse effect on or affecting the assets, business, operations, earnings, properties, condition (financial or otherwise), shareholders’ equity or results of operations of the Company and the Material Subsidiaries (as defined below) taken as a whole, or prevent or materially interfere with consummation of the transactions contemplated hereby (a “Material Adverse Effect”).

                          (h)        Subsidiaries. The subsidiaries set forth on Schedule 4 (collectively, the “Material Subsidiaries”), include all of the Company’s significant subsidiaries (as such term is defined in Rule 1-02 of Regulation S-X promulgated by the Commission). Except as set forth in the Registration Statement and in the Prospectuses and in the agreements noted on Schedule 5, the Company owns, directly or indirectly, all of the equity interests of the Material Subsidiaries free and clear of any lien, charge, security interest, encumbrance, right of first refusal or other restriction, and all the equity interests of the Material Subsidiaries are validly issued and are fully paid, non-assessable and free of preemptive and similar rights. Except as set forth in the agreement noted on Schedule 6, no Material Subsidiary is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Material Subsidiary’s capital stock, from repaying to the Company any loans or advances to such Material Subsidiary from the Company or from transferring any of such Material Subsidiary’s property or assets to the Company or any other Subsidiary of the Company.

                          (i)        Minute Books. Since January 1, 2014, all existing minute books of the Company and each of the Material Subsidiaries, including all existing records of all meetings and actions of the board of directors (including, the Audit, Compensation and Governance and Nominating Committees and other board committees) and shareholders of the Company (collectively, the “Corporate Records”) have been made available to the Agent and its counsel, and all such Corporate Records are complete in all material respects. There are no transactions, agreements or other actions of the Company or any of the Material Subsidiaries that are required to be recorded in the Corporate Records that are not properly approved and/or recorded in the Corporate Records. All required filings have been made with the appropriate government registries and institutions in the Province of Ontario in a timely fashion under the OBCA, except for such filings where the failure to file would not have a Material Adverse Effect, either individually or in the aggregate.

                          (j)        No Violation or Default. Neither the Company nor any of the Material Subsidiaries is (i) in violation of its charter or bylaws or similar organizational documents; (ii) except as are disclosed in the Registration Statement and the Prospectuses, in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of the Material Subsidiaries is a party or by which the Company or any of the Material Subsidiaries is bound or to which any of the property or assets of the Company or any of the Material Subsidiaries are subject; or (iii) except as disclosed in the Registration Statement and the Prospectuses, in violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of each of clauses (ii) and (iii) above, for any such violation or default that would not, individually or in the aggregate, have a Material Adverse Effect. To the Company’s knowledge, no other party under any material contract or other material agreement to which it or any of the Material Subsidiaries is a party is in default in any respect thereunder where such default would have a Material Adverse Effect.

                          (k)        No Material Adverse Change. Subsequent to the respective dates as of which information is given in the Registration Statement, the Prospectuses and the Permitted Free Writing Prospectuses, if any (including any document deemed incorporated by reference therein), there has not been (i) any Material Adverse Effect, (ii) any transaction which is material to the Company and the Material Subsidiaries taken as a whole, (iii) any obligation or liability, direct or contingent (including any off-balance sheet obligations), incurred by the Company or any Material Subsidiary, which is material to the Company and the Material Subsidiaries taken as a whole, (iv) any material change in the capital stock or outstanding long-term indebtedness of the Company or any of the Material Subsidiaries or (v) any dividend or distribution of any kind declared, paid or made on the capital stock of the Company or any Material Subsidiary, other than in each case above in the ordinary course of business or as otherwise disclosed in the Registration Statement or Prospectuses (including any document deemed incorporated by reference therein).

                          (l)        Capitalization. The issued and outstanding Common Shares have been validly issued, are fully paid and non-assessable and, other than as disclosed in the Registration Statement and the Prospectuses, are not subject to any preemptive rights, rights of first refusal or similar rights. The Company has an authorized, issued and outstanding capitalization as set forth in the Registration Statement and the Prospectuses as of the dates referred to therein (other than the grant of additional options under the Company’s existing stock option plans, or changes in the number of outstanding Common Shares of the Company due to the issuance of shares upon the exercise or conversion of securities exercisable for, or convertible into, Common Shares outstanding on the date hereof) and such authorized capital stock conforms in all material respects to the description thereof set forth in the Registration Statement and the Prospectuses. The description of the securities of the Company in the Registration Statement and the Prospectuses is complete and accurate in all material respects. Except as disclosed in or contemplated by the Registration Statement and the Prospectuses, as of the date referred to therein, the Company does not have outstanding any options to purchase, or any rights or warrants to subscribe for, or any securities or obligations convertible into, or exchangeable for, or any contracts or commitments to issue or sell, any Common Shares or other securities.

                          (m)        Authorization; Enforceability. The Company has full corporate right, power and authority to enter into this Agreement and perform the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Company and is a legal, valid and binding agreement of the Company enforceable in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles.

                          (n)        Authorization of Placement Shares. The Placement Shares, when issued and delivered pursuant to the terms approved by the board of directors of the Company or a duly authorized committee thereof, or a duly authorized executive committee, against payment therefor as provided herein, will be duly and validly authorized and issued and fully paid and non-assessable, free and clear of any pledge, lien, encumbrance, security interest or other claim, including any statutory or contractual preemptive rights, resale rights, rights of first refusal or other similar rights, and will be of the same class of Common Shares registered pursuant to Section 12(b) of the Exchange Act. The Placement Shares, when issued, will conform in all material respects to the description thereof set forth in or incorporated into the Prospectuses.

                          (o)        No Consents Required. No consent, approval, authorization, order, registration or qualification of or with any court or arbitrator or governmental or regulatory authority is required for the execution, delivery and performance by the Company of this Agreement, the issuance and sale by the Company of the Placement Shares, except for (i) the qualification of the Placement Shares for distribution in the United States from the Canadian Securities Regulators; and (ii) such consents, approvals, authorizations, orders and registrations or qualifications as may be required under applicable U.S. state securities laws or by the bylaws and rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”) or the Exchanges in connection with the sale of the Placement Shares by the Agent.

                          (p)        No Preferential Rights. Except as set forth in the Registration Statement and the Prospectuses, (i) and except pursuant to options to purchase Common Shares pursuant to outstanding options, restricted stock units, warrants or convertible debentures, no person, as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Securities Act (each, a “Person”), has the right, contractual or otherwise, to cause the Company to issue or sell to such Person any Common Shares or other securities of the Company, (ii) no Person has any preemptive rights, resale rights, rights of first refusal, or any other rights (whether pursuant to a “poison pill” provision or otherwise) to purchase any Common Shares or other securities of the Company, (iii) no Person has the right to act as an underwriter or as a financial advisor to the Company in connection with the offer and sale of the Placement Shares, and (iv) no Person has the right, contractual or otherwise, to require the Company to register under the Securities Act or qualify for distribution under Canadian Securities Laws any Common Shares or other securities of the Company, or to include any such Common Shares or other securities in the Registration Statement or the Prospectuses or the offering contemplated thereby, whether as a result of the filing or effectiveness of the Registration Statement or the sale of the Placement Shares as contemplated thereby or otherwise.

                          (q)        Independent Public Accounting Firm. KPMG LLP (the “Accountant”), whose report on the consolidated financial statements of the Company is incorporated by reference into the Registration Statement and the Prospectuses, are and, during the periods covered by their report, were (i) an independent registered public accounting firm within the meaning of the Securities Act and the Public Company Accounting Oversight Board (United States) and (ii) an independent auditor as required by the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and there has never been a reportable disagreement (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) between the Company and the Accountant (or any former accountant or auditor). To the Company’s knowledge, after due and careful inquiry, the Accountant is not in violation of the auditor independence requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) or with respect to the Company.

                          (r)        Enforceability of Agreements. All agreements between the Company and third parties expressly referenced in the Registration Statement and the Prospectuses are legal, valid and binding obligations of the Company enforceable in accordance with their respective terms, except to the extent that (i) enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles, and (ii) the indemnification provisions of certain agreements may be limited by federal, state or provincial securities laws or public policy considerations in respect thereof, and except for any other potentially unenforceable term that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

                          (s)        No Litigation. Except as set forth in the Registration Statement and the Prospectuses, there are no legal, governmental or regulatory actions, suits or proceedings pending, nor, to the Company’s knowledge, any legal, governmental or regulatory audits or investigations, to which the Company or a Subsidiary is a party or to which any property of the Company or any of the Material Subsidiaries is the subject that, individually or in the aggregate, if determined adversely to the Company or any of the Material Subsidiaries, could reasonably be expected to have a Material Adverse Effect or materially and adversely affect the ability of the Company to perform its obligations under this Agreement; except as disclosed in the Registration Statement and Prospectuses, to the Company’s knowledge, no such actions, suits or proceedings are threatened or contemplated by any governmental or regulatory authority or threatened by others; and (i) there are no current or pending legal, governmental or regulatory audits or investigations, actions, suits or proceedings that are required under the Securities Act or the Canadian Securities Laws to be described in the Prospectuses that are not so described; and (ii) there are no contracts or other documents that are required under the Securities Act to be filed as exhibits to the Registration Statement that are not so filed.

                          (t)        Intellectual Property. Except as disclosed in the Registration Statement and the Prospectuses, the Company and the Material Subsidiaries own, possess, license or have other rights to use all foreign and domestic patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, Internet domain names, know-how and other intellectual property (collectively, the “Intellectual Property”), necessary for the conduct of their respective businesses as now conducted except to the extent that the failure to own, possess, license or otherwise hold adequate rights to use such Intellectual Property would not, individually or in the aggregate, have a Material Adverse Effect. Except as disclosed in the Registration Statement and the Prospectuses (a) there are no rights of third parties to any such Intellectual Property owned by the Company and the Material Subsidiaries; (b) to the Company’s knowledge, there is no infringement by third parties of any such Intellectual Property; (c) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the Company’s and the Material Subsidiaries’ rights in or to any such Intellectual Property, and the Company is unaware of any facts which could form a reasonable basis for any such action, suit, proceeding or claim; (d) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the validity or scope of any such Intellectual Property; (e) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others that the Company and the Material Subsidiaries infringe or otherwise violate any patent, trademark, copyright, trade secret or other proprietary rights of others; (f) to the Company’s knowledge, there is no third-party U.S. patent or published U.S. patent application which contains claims for which an Interference Proceeding (as defined in 35 U.S.C. § 135) has been commenced against any patent or patent application described in the Registration Statement and the Prospectuses as being owned by or licensed to the Company; and (g) the Company and the Material Subsidiaries have complied with the terms of each agreement pursuant to which Intellectual Property has been licensed to the Company or such Material Subsidiary, and all such agreements are in full force and effect, except, in the case of any of clauses (a)-(g) above, for any such infringement by third parties or any such pending or threatened suit, action, proceeding or claim as would not, individually or in the aggregate, result in a Material Adverse Effect.

                          (u)        Market Capitalization. At the time the Registration Statement was originally declared effective, and at the time the Company’s most recent Annual Report on Form 40-F was filed with the Commission, the Company met the then applicable requirements for the use of Form F-10 under the Securities Act.

                          (v)        No Material Defaults. Neither the Company nor any of the Material Subsidiaries has defaulted on any installment on indebtedness for borrowed money or on any rental on one or more long-term leases, which defaults, individually or in the aggregate, would have a Material Adverse Effect. The Company has not filed a report pursuant to Section 13(a) or 15(d) of the Exchange Act since the filing of its last Annual Report on Form 40-F, indicating that it (i) has failed to pay any dividend or sinking fund installment on preferred stock or (ii) has defaulted on any installment on indebtedness for borrowed money or on any rental on one or more long-term leases, which defaults, individually or in the aggregate, would have a Material Adverse Effect.

                          (w)        Certain Market Activities. Neither the Company, nor any of the Material Subsidiaries, nor to the knowledge of the Company any of their respective directors or officers has taken, directly or indirectly, any action designed, or that has constituted or might reasonably be expected to cause or result in, under the Exchange Act, Canadian Securities Laws or otherwise, the stabilization, maintenance or manipulation of the price of any security of the Company to facilitate the sale or resale of the Placement Shares.

                          (x)        Broker/Dealer Relationships. Neither the Company nor any of the Material Subsidiaries or any related entities (i) is required to register as a “broker” or “dealer” in accordance with the provisions of the Exchange Act or (ii) directly or indirectly through one or more intermediaries, controls or is a “person associated with a member” or “associated person of a member” (within the meaning set forth in the FINRA Manual).

                          (y)        No Reliance. The Company has not relied upon the Agent or legal counsel for the Agent for any legal, tax or accounting advice in connection with the offering and sale of the Placement Shares.

                          (z)        Taxes. The Company and each of the Material Subsidiaries have filed all federal, state, provincial, local and foreign tax returns which have been required to be filed and paid all taxes shown thereon through the date hereof, to the extent that such taxes have become due and are not being contested in good faith, except where the failure to so file or pay would not have a Material Adverse Effect. Except as otherwise disclosed in or contemplated by the Registration Statement and the Prospectuses, no tax deficiency has been determined adversely to the Company or any of the Material Subsidiaries which has had, individually or in the aggregate, a Material Adverse Effect. The Company has no knowledge of any federal, state, provincial or other governmental tax deficiency, penalty or assessment which has been or might be asserted or threatened against it which would have a Material Adverse Effect.

                          (aa)        Title to Real and Personal Property. Except as set forth in the Registration Statement and the Prospectuses, the Company and the Material Subsidiaries have good and marketable title in fee simple to all items of real property owned by them, good and valid title to all personal property described in the Registration Statement or Prospectuses as being owned by them that are material to the businesses of the Company or such Material Subsidiary, in each case free and clear of all liens, encumbrances and claims, except those that (i) do not materially interfere with the use made and proposed to be made of such property by the Company and any of the Material Subsidiaries or (ii) would not, individually or in the aggregate, have a Material Adverse Effect. Any real or personal property described in the Registration Statement or Prospectuses as being leased by the Company and any of the Material Subsidiaries is held by them under valid, existing and enforceable leases, except those that (A) do not materially interfere with the use made or proposed to be made of such property by the Company or any of the Material Subsidiaries or (B) would not, individually or in the aggregate, have a Material Adverse Effect. Each of the properties of the Company and the Material Subsidiaries complies with all applicable codes, laws and regulations (including, without limitation, building and zoning codes, laws and regulations and laws relating to access to such properties), except if and to the extent disclosed in the Registration Statement or Prospectuses or except for such failures to comply that would not, individually or in the aggregate, interfere in any material respect with the use made and proposed to be made of such property by the Company and the Material Subsidiaries or otherwise have a Material Adverse Effect. None of the Company or the Material Subsidiaries has received from any governmental or regulatory authorities any notice of any condemnation of, or zoning change affecting, the properties of the Company and the Material Subsidiaries, and the Company knows of no such condemnation or zoning change which is threatened, except for such that would not interfere in any material respect with the use made and proposed to be made of such property by the Company and the Material Subsidiaries or otherwise have a Material Adverse Effect, individually or in the aggregate.

                          (bb)        Environmental Laws. Except as set forth in the Registration Statement or the Prospectuses:

                                          (i)        each of the Company and the Material Subsidiaries is in compliance in all material respects with all applicable federal, provincial, state, municipal and local laws, statutes, ordinances, bylaws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign (the “Environmental Laws”) relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance, including any uranium or derivatives thereof (the “Hazardous Substances”), except where such non-compliance would not have a Material Adverse Effect, either individually or in the aggregate;

                                          (ii)        each of the Company and the Material Subsidiaries has obtained all licenses, permits, approvals, consents, certificates, registrations and other authorizations under all applicable Environmental Laws (the “Environmental Permits”) necessary as at the date hereof for the operation of the businesses carried on or proposed to be commenced by the Company and the Material Subsidiaries and each Environmental Permit is valid, subsisting and in good standing and to the knowledge of Company neither the Company nor the Material Subsidiaries is in default or breach of any Environmental Permit which would have a Material Adverse Effect, and no proceeding is pending or, to the knowledge of the Company or the Material Subsidiaries, threatened, to revoke or limit any Environmental Permit;

                                          (iii)        neither the Company nor the Material Subsidiaries has used, except in compliance with all Environmental Laws and Environmental Permits, and other than as may be incidental to mineral resource exploration, development, mining, recovery, processing or milling, any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Substance;

                                          (iv)        neither the Company nor the Material Subsidiaries (including, if applicable, any predecessor companies) has received any notice of, or been prosecuted for an offence alleging, non-compliance with any Environmental Law that would have a Material Adverse Effect, and neither the Company nor the Material Subsidiaries (including, if applicable, any predecessor companies) has settled any allegation of non-compliance that would have a Material Adverse Effect short of prosecution. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company or the Material Subsidiaries, nor has the Company or the Material Subsidiaries received notice of any of the same; and

                                          (v)        neither the Company nor the Material Subsidiaries has received any notice wherein it is alleged or stated that the Company or the Material Subsidiaries is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any Environmental Laws. Neither the Company nor the Material Subsidiaries has received any request for information in connection with any federal, state, municipal or local inquiries as to disposal sites.

                          (cc)        Disclosure Controls. The Company and each of the Material Subsidiaries maintain systems of internal accounting controls applicable under IFRS, or if applicable under GAAP, sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company’s internal control over financial reporting is effective and the Company is not aware of any material weaknesses in its internal control over financial reporting (other than as set forth in the Prospectuses). Since the date of the latest audited financial statements of the Company included or incorporated by reference in the Registration Statement and the Prospectuses, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting (other than as set forth in the Prospectuses and in the Company’s Management’s Discussion and Analysis for the period ended June 30, 2015). The Company has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 and 15d-15) for the Company and designed such disclosure controls and procedures to ensure that material information relating to the Company and each of the Material Subsidiaries is made known to the certifying officers by others within those entities, particularly during the period in which the Company’s Annual Report on Form 40-F, or if applicable on Form 10-K, is being prepared or during the period in which financial statements will be filed or furnished with the Commission on Form 6-K, or if applicable on Form 10-Q. The Company’s certifying officers have evaluated the effectiveness of the Company’s controls and procedures as of a date within 90 days prior to the filing date of the Form 40-F, or if applicable on Form 10-K, for the fiscal year most recently ended (such date, the “Evaluation Date”). The Company presented in its Form 40-F, or if applicable on Form 10-K, for the fiscal year most recently ended the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date and the disclosure controls and procedures are effective. Since the Evaluation Date, there have been no significant changes in the Company’s internal controls (as such term is defined in Item 307(b) of Regulation S-K under the Securities Act) or, to the Company’s knowledge, in other factors that could significantly affect the Company’s internal controls, except that the Company has limited the scope of its disclosure controls and procedures and internal control over financial reporting for its quarter ended June 30, 2015 to exclude controls, policies and procedures of a business that the Company acquired not more than 365 days before the last day of the period covered by the interim filing.

                          (dd)        Certification of Disclosure. There is and has been no failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any applicable provisions of the Sarbanes-Oxley Act, National Instrument 52-109 (Certification of Disclosure in Issuers’ Annual and Interim Filings) (“NI 52-109”) and the rules and regulations promulgated thereunder. Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company as applicable) and each certifying officer of the Company (or each former certifying officer of the Company and each former certifying officer of the Company as applicable) has made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to all reports, schedules, forms, statements and other documents required to be filed by it or furnished by it to the Commission and as required to be made and filed by NI 52-109. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act and “certifying officer” shall have the meanings given to such term in NI 52-109.

                          (ee)        Mining Rights. The White Mesa Mill, Henry Mountains Complex, Roca Honda Project, Arizona Strip (excluding the Kanab North mine), Daneros Mine, Sheep Mountain Project, Gas Hills Project, La Sal Project, Juniper Ridge Project, Whirlwind Mine, Sage Plain Project, Copper King Project, Nichols Ranch, West North Butte, Arkose Mining Project, North Rolling Pin, and Reno Creek Property as described in the Registration Statement and the Prospectus (collectively, the “Material Properties") are the only resource properties currently material to the Company in which the Company or the Material Subsidiaries have an interest; the Company or through the Material Subsidiaries, hold either freehold title, mining leases, mining concessions, mining claims, exploration permits, prospecting permits or participant interests or other conventional property or proprietary interests or rights, recognized in the jurisdiction in which the Material Properties are located, in respect of the ore bodies and minerals located on the Material Properties in which the Company (through the applicable Subsidiary) has an interest under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Company (through the applicable Subsidiary) to explore for and exploit the minerals relating thereto; all leases or claims and permits relating to the Material Properties in which the Company (through the applicable Subsidiary) has an interest or right have been validly located and recorded in accordance with all applicable laws and are valid and subsisting; except as disclosed in the Registration Statement and the Prospectuses, the Company (through the applicable Subsidiary) has all necessary surface rights, access rights and other necessary rights and interests relating to the Material Property in which the Company (through the applicable Subsidiary) have an interest granting the Company (through the applicable Subsidiary) the right and ability to explore for and exploit minerals, ore and metals for development and production purposes as are appropriate in view of the rights and interest therein of the Company or the applicable Subsidiary, with only such exceptions as do not materially interfere with the current use made by the Company or the applicable Subsidiary of the rights or interest so held, and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in all respects in the name of the Company or the applicable Subsidiary; except as disclosed in the Prospectuses, the Company and the Material Subsidiaries do not have any responsibility or obligation to pay any commission, royalty, license, fee or similar payment to any person with respect to the property rights thereof, except where such fee or payment would not have a Material Adverse Effect, either individually or in the aggregate;

                                          (i)        the Company or the applicable Subsidiary holds direct interests in the Material Properties, as described in the Registration Statement and the Prospectus (the “Project Rights”), under valid, subsisting and enforceable agreements or instruments, to the knowledge of the Company and all such agreements and instruments in connection with the Project Rights are valid and subsisting and enforceable in accordance with their terms;

                                          (ii)        the Company and the Material Subsidiaries have identified all the material permits, certificates, and approvals (collectively, the “Permits”) which are or will be required for the exploration, development and eventual or actual operation of the Material Properties, which Permits include but are not limited to environmental assessment certificates, water licenses, land tenures, rezoning or zoning variances and other necessary local, provincial, state and federal approvals; and, except as disclosed in the Registration Statement and the Prospectuses, the appropriate Permits have either been received, applied for, or the processes to obtain such Permits have been or will in due course be initiated by the Company or the applicable Subsidiaries; and, except as disclosed in the Registration Statement and the Prospectuses, neither the Company nor the applicable Subsidiaries know of any issue or reason why the Permits should not be approved and obtained in the ordinary course;

                                          (iii)        all assessments or other work required to be performed in relation to the material mining claims and the mining rights of the Company and the applicable Subsidiary in order to maintain their respective interests therein, if any, have been performed to date and, except as disclosed in the Registration Statement and Prospectuses, the Company and the applicable Subsidiary have complied in all material respects with all applicable governmental laws, regulations and policies in this regard as well as with regard to legal, contractual obligations to third parties in this regard except in respect of mining claims and mining rights that the Company and the applicable Subsidiary intend to abandon or relinquish and except for any non-compliance which would not either individually or in the aggregate have a Material Adverse Effect; all such mining claims and mining rights are in good standing in all respects as of the date of this Agreement;

                                          (iv)        except as disclosed in the Registration Statement and the Prospectuses, all mining operations on the properties of the Company and the Material Subsidiaries (including, without limitation, the Material Properties) have been conducted in all respects in accordance with good mining and engineering practices and all applicable workers’ compensation and health and safety and workplace laws, regulations and policies have been duly complied with;

                                          (v)        except as disclosed in the Registration Statement and the Prospectuses, there are no environmental audits, evaluations, assessments, studies or tests relating to the Company or the Material Subsidiaries except for ongoing assessments conducted by or on behalf of the Company and the Material Subsidiaries in the ordinary course;

                                          (vi)        the Company made available to the respective authors thereof prior to the issuance of all of the applicable technical reports relating to the Material Properties (the “Reports”), for the purpose of preparing the Reports, as applicable, all information requested, and no such information contained any material misrepresentation as at the relevant time the relevant information was made available;

                                          (vii)        the Reports complied in all material respects with the requirements of NI 43-101 as at the date of each such Report; and

                                          (viii)        the title reports listed on Exhibit 6(ee) attached hereto (the “Title Opinions”) are to the knowledge of the Company, correct and complete in all material respects on the date hereof, except as in respect of concessions which are (i) not material, or (ii) were permitted to expire or were sold in the ordinary course of business, as described in the Registration Statement or Prospectus.

                          (ff)        Finder’s Fees. Neither the Company nor any of the Material Subsidiaries has incurred any liability for any finder’s fees, brokerage commissions or similar payments in connection with the transactions herein contemplated, except as may otherwise exist with respect to Agent pursuant to this Agreement.

                          (gg)        Labor Disputes. No labor disturbance by or dispute with employees of the Company or any of the Material Subsidiaries exists or, to the knowledge of the Company, is threatened that could reasonably be expected to have resulted in a Material Adverse Effect.

                          (hh)        Local Disputes. Except as disclosed in the Registration Statement and the Prospectuses, no dispute between the Company and any local, native or indigenous group exists, or to the Company’s knowledge, is threatened or imminent with respect to any of the Company’s properties or exploration activities that could reasonably be expected to have a Material Adverse Effect.

                          (ii)        Investment Company Act. Neither the Company nor any of the Material Subsidiaries is or, after giving effect to the offering and sale of the Placement Shares and the application of the proceeds thereof as described in the Registration Statement and the Prospectuses, will be an “investment company” or an entity “controlled” by an “investment company,” as such terms are defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”).

                          (jj)        Operations. The operations of the Company and the Material Subsidiaries are and have been conducted at all times in compliance with applicable financial record keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Corruption of Foreign Public Officials Act (Canada) and applicable rules and regulations thereunder, and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”); and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of the Material Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

                          (kk)        Off-Balance Sheet Arrangements. There are no transactions, arrangements and other relationships between and/or among the Company, and/or, to the knowledge of the Company, any of its affiliates and any unconsolidated entity, including, but not limited to, any structural finance, special purpose or limited purpose entity (each, an “Off Balance Sheet Transaction”) that could reasonably be expected to affect materially the Company’s liquidity or the availability of or requirements for its capital resources.

                          (ll)        Underwriter Agreements. The Company is not a party to any agreement with an agent or underwriter for any other “at-the-market” or continuous equity or debt transaction.

                          (mm)        ERISA. To the knowledge of the Company, each material employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is maintained, administered or contributed to by the Company or any of its affiliates for employees or former employees of the Company and any of the Material Subsidiaries has been maintained in material compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations, including but not limited to ERISA and the Internal Revenue Code of 1986, as amended (the “Code”); no prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, has occurred which would result in a material liability to the Company with respect to any such plan excluding transactions effected pursuant to a statutory or administrative exemption; and for each such plan that is subject to the funding rules of Section 412 of the Code or Section 302 of ERISA, no “accumulated funding deficiency” as defined in Section 412 of the Code has been incurred, whether or not waived, and the fair market value of the assets of each such plan (excluding for these purposes accrued but unpaid contributions) exceeds the present value of all benefits accrued under such plan determined using reasonable actuarial assumptions.

                          (nn)        Forward Looking Statements. No forward-looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and no forward-looking information within the meaning of Section 1(1) of the Ontario Securities Act) (collectively a “Forward Looking Statement”) contained or incorporated by reference in the Registration Statement and the Prospectuses has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

                          (oo)        Agent Purchases. The Company acknowledges and agrees that Agent has informed the Company that the Agent may, to the extent permitted under the Securities Act, Exchange Act and FINRA, purchase and sell Common Shares for its own account while this Agreement is in effect, provided, that (i) no such purchase or sales shall take place while a Placement Notice is in effect (except to the extent each Agent may engage in sales of Placement Shares purchased or deemed purchased from the Company as a “riskless principal” or in a similar capacity) and (ii) the Company shall not be deemed to have authorized or consented to any such purchases or sales by the Agent.

                          (pp)        Margin Rules. Neither the issuance, sale and delivery of the Placement Shares nor the application of the proceeds thereof by the Company as described in the Registration Statement and the Prospectuses will violate Regulation T, U or X of the Board of Governors of the Federal Reserve System or any other regulation of such Board of Governors.

                          (qq)        Insurance. The Company and each of the Material Subsidiaries carry, or are covered by, insurance in such amounts and covering such risks as the Company and each of the Material Subsidiaries reasonably believe are adequate for the conduct of their properties and as is customary for companies engaged in similar businesses in similar industries.

                          (rr)        No Improper Practices. (i) Neither the Company nor, to the Company’s knowledge, the Material Subsidiaries, nor to the Company’s knowledge, any of their respective executive officers has, in the past five years, made any unlawful contributions to any candidate for any political office (or failed fully to disclose any contribution in violation of law) or made any contribution or other payment to any official of, or candidate for, any federal, state, provincial, municipal, or foreign office or other person charged with similar public or quasi-public duty in violation of any law or of the character required to be disclosed in the Registration Statement and the Prospectuses; (ii) no relationship, direct or indirect, exists between or among the Company or, to the Company’s knowledge, any Material Subsidiary or any affiliate of any of them, on the one hand, and the directors, officers and shareholders of the Company or, to the Company’s knowledge, any Material Subsidiary, on the other hand, that is required by the Securities Act or Canadian Securities Laws to be described in the Registration Statement and the Prospectuses that is not so described; (iii) no relationship, direct or indirect, exists between or among the Company or any Material Subsidiary or any affiliate of them, on the one hand, and the directors, officers, or shareholders of the Company or, to the Company’s knowledge, any Material Subsidiary, on the other hand, that is required by the rules of FINRA (or Canadian equivalent thereof) to be described in the Registration Statement and the Prospectuses that is not so described; (iv) except as described in the Prospectuses, there are no material outstanding loans or advances or material guarantees of indebtedness by the Company or, to the Company’s knowledge, any Material Subsidiary to or for the benefit of any of their respective officers or directors or any of the members of the families of any of them; and (v) the Company has not offered, or caused any placement agent to offer, Common Shares to any person with the intent to influence unlawfully (A) a customer or supplier of the Company or any Material Subsidiary to alter the customer’s or supplier’s level or type of business with the Company or any Material Subsidiary or (B) a trade journalist or publication to write or publish favorable information about the Company or any Material Subsidiary or any of their respective products or services, and, (vi) neither the Company nor any Material Subsidiary nor, to the Company’s knowledge, any employee or agent of the Company or any Material Subsidiary has made any payment of funds of the Company or any Material Subsidiary or received or retained any funds in violation of any law, rule or regulation (including, without limitation, the Foreign Corrupt Practices Act of 1977 and the Corruption of Foreign Public Officials Act (Canada)), which payment, receipt or retention of funds is of a character required to be disclosed in the Registration Statement or the Prospectuses.

                          (ss)        Status Under the Securities Act. The Company was not and is not an “ineligible issuer” as defined in Rule 405 under the Securities Act at the times specified in Rules 164 and 433 under the Securities Act in connection with the offering of the Placement Shares.

                          (tt)        No Misstatement or Omission in an Issuer Free Writing Prospectus. Each Issuer Free Writing Prospectus, as of its issue date and as of each Applicable Time, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or either of the Prospectuses, including any incorporated document deemed to be a part thereof that has not been superseded or modified. The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with written information furnished to the Company by the Agent specifically for use therein.

                          (uu)        No Marketing Materials. The Company has not provided any “marketing materials” (as such term is defined in National Instrument 41-101 - General Prospectus Requirements) to any potential investors of Placement Shares.

                          (vv)        No Conflicts. Neither the execution of this Agreement, nor the issuance, offering or sale of the Placement Shares, nor the consummation of any of the transactions contemplated herein and therein, nor the compliance by the Company with the terms and provisions hereof and thereof will conflict with, or will result in a breach of, any of the terms and provisions of, or has constituted or will constitute a default under, or has resulted in or will result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company pursuant to the terms of any contract or other agreement to which the Company may be bound or to which any of the property or assets of the Company is subject, except (i) such conflicts, breaches or defaults as may have been waived, and (ii) such conflicts, breaches and defaults that could not reasonably be expected to have a Material Adverse Effect; nor will such action result (x) in any violation of the provisions of the organizational or governing documents of the Company, or (y) in any violation of the provisions of any statute or any order, rule or regulation applicable to the Company or of any court or of any federal, state, provincial or other regulatory authority or other government body having jurisdiction over the Company, except such violations that could not reasonably be expected to have a Material Adverse Effect, either individually or in the aggregate.

                          (ww)        Sanctions. (i) The Company represents that, neither the Company nor any of the Material Subsidiaries (collectively, the “Entity”) nor, to the Company’s knowledge, any director, officer, employee, agent, affiliate or representative of the Entity, is a government, individual, or entity (in this paragraph (ww), “Person”) that is, or is owned or controlled by a Person that is:

            (A) the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury, the Office of the Superintendent of Financial Institutions (Canada), or pursuant to the Special Economic Measures Act (Canada) or other relevant sanctions authority or relevant statute, rule, or regulation (collectively, “Sanctions”), nor

            (B) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Burma/Myanmar, Cuba, Iran, Libya, North Korea, Russia, Sudan, Syria, Ukraine and Zimbabwe).

                           (ii)        The Entity represents and covenants that it will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person:

            (A) to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or

            (B) in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the offering, whether as underwriter, advisor, investor or otherwise).

                           (iii)        The Entity represents and covenants that, except as detailed in the Registration Statement and the Prospectuses, for the past 5 years, it has not knowingly engaged in, is not now knowingly engaged in, and will not engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

                          (xx)        Stock Transfer Taxes. On each Settlement Date, all stock transfer or other taxes (other than income taxes) which are required to be paid in connection with the sale and transfer of the Placement Shares to be sold hereunder will be, or will have been, fully paid or provided for by the Company and all laws imposing such taxes will be or will have been fully complied with.

                          (yy)        Compliance with Laws. Except as disclosed in the Registration Statement and the Prospectuses, the Company has not been advised, and has no reason to believe, that it and each of the Material Subsidiaries are not conducting business in compliance with all applicable laws, rules and regulations of the jurisdictions in which it is conducting business, except where failure to be so in compliance would not result in a Material Adverse Effect.

                          (zz)        Compliance with NI 43-101. The Company is in compliance, in all material respects, with the provisions of NI 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and has filed all technical reports required thereby and, at the time of filing, all such reports complied, in all material respects, with the requirements of NI 43-101; all scientific and technical information disclosed in the Registration Statement and Prospectus: (i) is based upon information prepared, reviewed and/or verified by or under the supervision of a “qualified person” (as such term is defined in NI 43-101), (ii) has been prepared and disclosed in accordance with Canadian industry standards set forth in NI 43-101, and (iii) was true, complete and accurate in all material respects at the time of filing.

                          (aaa)        Filings. Since January 1, 2014, the Company has filed all documents or information required to be filed by it under Canadian Securities Laws, the Securities Act, the Exchange Act, the Rules and Regulations and the rules, regulations and policies of the Exchanges, except where the failure to file such documents or information will not have a Material Adverse Effect, either individually or in the aggregate; all material change reports, annual information forms, financial statements, management proxy circulars and other documents filed by or on behalf of the Company with the Exchanges, the Commission and the Canadian Securities Regulators, as of its date, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and did not contain a misrepresentation (as defined under Canadian Securities Laws) at the time at which it was filed; the Company has not filed any confidential material change report or any document requesting confidential treatment with any securities regulatory authority or regulator or any exchange that at the date hereof remains confidential.

                          (bbb)        Exchange Registration. The Common Shares are registered pursuant to Section 12(b) of the Exchange Act and are accepted for trading on the NYSE under the symbol “UUUU” and the TSX under the symbol “EFR,” and the Company has taken no action designed to terminate the registration of the Common Shares under the Exchange Act or delisting the Common Shares from either of the Exchanges, nor, except as disclosed in the Registration Statement and the Prospectuses, has the Company received any notification that the Commission, the Canadian Securities Regulators or either of the Exchanges is contemplating terminating such registration or listing. Except as disclosed in the Registration Statement and the Prospectuses, the Company has complied in all material respects with the applicable requirements of the Exchanges for maintenance of inclusion of the Common Shares thereon. The Company has obtained all necessary consents, approvals, authorizations or orders of, or filing, notification or registration with, the Exchanges, the Commission and the Canadian Securities Regulators, where applicable, required for the listing and trading of the Placement Shares, subject only to satisfying their standard listing and maintenance requirements. The Company has no reason to believe that it will not in the foreseeable future continue to be in compliance with all such listing and maintenance requirements of each Exchange.

            Any certificate signed by an officer of the Company and delivered to the Agent or to counsel for the Agent pursuant to or in connection with this Agreement shall be deemed to be a representation and warranty by the Company, as applicable, to the Agent as to the matters set forth therein.

            7.        Covenants of the Company. The Company covenants and agrees with Agent that:

                          (a)        Registration Statement and Canadian Prospectus Amendments. After the date of this Agreement and during any period in which a U.S. Prospectus or Canadian Prospectus relating to any Placement Shares is required to be delivered by Agent under the Securities Act or Canadian Securities Laws (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act), (i) the Company will notify the Agent promptly of the time when any subsequent amendment to the Registration Statement, other than documents incorporated by reference, has been filed with the Commission or the Canadian Securities Regulators and/or has become effective or any subsequent supplement to the U.S. Prospectus or Canadian Prospectus has been filed and of any request by the Commission or the Canadian Securities Regulators for any amendment or supplement to the Registration Statement, U.S. Prospectus or Canadian Prospectus, as applicable, or for additional information, (ii) the Company will prepare and file with the Commission or Canadian Securities Regulators, promptly upon the Agent’s request, any amendments or supplements to the Registration Statement, U.S. Prospectus or the Canadian Prospectus, as applicable, that, in the Agent’s reasonable opinion, may be necessary or advisable in connection with the distribution of the Placement Shares by the Agent (provided, however, that the failure of the Agent to make such request shall not relieve the Company of any obligation or liability hereunder, or affect the Agent’s right to rely on the representations and warranties made by the Company in this Agreement, (iii) the Company will not file any amendment or supplement to the Registration Statement, U.S. Prospectus or Canadian Prospectus relating to the Common Shares or a security convertible into the Common Shares unless a copy thereof has been submitted to Agent within a reasonable period of time before the filing and the Agent has not objected thereto (provided, however, that the failure of the Agent to make such objection shall not relieve the Company of any obligation or liability hereunder, or affect the Agent’s right to rely on the representations and warranties made by the Company in this Agreement) and the Company will furnish to the Agent at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference into the Registration Statement, U.S. Prospectus or Canadian Prospectus, except for those documents available via EDGAR or SEDAR, as applicable; and (iv) the Company will cause each amendment or supplement to the U.S. Prospectus or the Canadian Prospectus to be filed with the Commission or the Canadian Securities Regulators as required pursuant to applicable Canadian Securities Laws and the provisions of Form F-10, or if Form F-10 is not available such other form as may be available, or, in the case of any document to be incorporated therein by reference, to be filed with the Commission as required pursuant to the Exchange Act or applicable Canadian Securities Laws, within the time period prescribed (the determination to file or not file any amendment or supplement with the Commission under this Section 7(a), based on the Company’s reasonable opinion or reasonable objections, shall be made exclusively by the Company).

                          (b)        Notice of Stop Orders. The Company will advise the Agent, promptly after it receives notice or obtains knowledge thereof, of the issuance or threatened issuance by the Commission, the Exchanges, IIROC or the Canadian Securities Regulators of any stop order suspending the effectiveness of the Registration Statement, of the suspension of the qualification of the Placement Shares for offering or sale in any jurisdiction, or of the initiation or threatening of any proceeding for any such purpose; and it will promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such a stop order should be issued. The Company will advise the Agent promptly after it receives any request by the Commission or the Canadian Securities Regulators for any amendments to the Registration Statement or any amendment or supplements to the U.S. Prospectus, Canadian Prospectus or any Issuer Free Writing Prospectus or for additional information related to the offering of the Placement Shares or for additional information related to the Registration Statement, the U.S. Prospectus, the Canadian Prospectus or any Issuer Free Writing Prospectus.

                          (c)        Delivery of U.S. Prospectus; Subsequent Changes. During any period in which the U.S. Prospectus or the Canadian Prospectus relating to the Placement Shares is required to be delivered by the Agent under the Securities Act or Canadian Securities Laws with respect to the offer and sale of the Placement Shares, (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act), the Company will comply with all requirements imposed upon it by the Securities Act and Canadian Securities Laws, as from time to time in force, and to file on or before their respective due dates all reports and any definitive proxy or information statements required to be filed by the Company with the Commission or the Canadian Securities Regulators pursuant to Sections 13(a), 13(c), 14, 15(d) or any other provision of or under the Exchange Act or Canadian Securities Laws. If the Company has omitted any information from the Registration Statement pursuant to Rule 430B under the Securities Act, it will use its best efforts to comply with the provisions of and make all requisite filings with the Commission pursuant to said Rule 430B and to notify the Agent promptly of all such filings. If during such period any event occurs as a result of which the U.S. Prospectus or the Canadian Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement or U.S. Prospectus to comply with the Securities Act or the Canadian Prospectus to comply with applicable Canadian Securities Laws, the Company will promptly notify Agent to suspend the offering of Placement Shares during such period and the Company will promptly amend or supplement the Registration Statement, U.S. Prospectus or the Canadian Prospectus (at the expense of the Company) so as to correct such statement or omission or effect such compliance.

                          (d)        Listing of Placement Shares. During any period in which the U.S. Prospectus or the Canadian Prospectus relating to the Placement Shares is required to be delivered by the Agent under the Securities Act or Canadian Securities Law, as applicable, with respect to the offer and sale of the Placement Shares, the Company will use its reasonable best efforts to cause the Placement Shares to be listed on each Exchange.

                          (e)        Delivery of Registration Statement and U.S. Prospectus. The Company will furnish to the Agent and its counsel (at the expense of the Company) copies of the Registration Statement, the U.S. Prospectus and the Canadian Prospectus (including all documents incorporated by reference therein) and all amendments and supplements to the Registration Statement, U.S. Prospectus or the Canadian Prospectus that are filed with the Commission or the Canadian Securities Regulators, as applicable, during any period in which the U.S. Prospectus or the Canadian Prospectus relating to the Placement Shares is required to be delivered under the Securities Act (including all documents filed with the Commission during such period that are deemed to be incorporated by reference therein) or delivered under Canadian Securities Laws, as applicable, in each case as soon as reasonably practicable and in such quantities as the Agent may from time to time reasonably request and, at the Agent’s request, will also furnish copies of the U.S. Prospectus to each exchange or market on which sales of the Placement Shares may be made; provided, however, that the Company shall not be required to furnish any document (other than the U.S. Prospectus and the Canadian Prospectus) to the Agent to the extent such document is available on EDGAR or SEDAR, as the case may be.

                          (f)        Earnings Statement. The Company will make generally available to its security holders as soon as practicable, but in any event not later than 15 months after the end of the Company’s current fiscal quarter, an earnings statement covering a 12-month period that satisfies the provisions of Section 11(a) and Rule 158 of the Securities Act.

                          (g)        Use of Proceeds. The Company will use the Net Proceeds as described in the U.S. Prospectus in the section entitled “Use of Proceeds.”

                          (h)        Notice of Other Sales. During the pendency of any Placement Notice given hereunder, and for five Business Days following the termination of any Placement Notice given hereunder, the Company shall provide Cantor with notice as promptly as reasonably possible before it offers to sell, contracts to sell, grants any option to sell or otherwise disposes of any Common Shares (other than Placement Shares offered pursuant to the provisions of this Agreement) or securities convertible into or exchangeable for Common Shares, warrants or any rights to purchase or acquire Common Shares; provided, however, that such notice will not be required in connection with the Company’s issuance or sale of (i) Common Shares, options to purchase Common Shares or Common Shares issuable upon the exercise of options, pursuant to any employee or director stock option or benefits plan, stock ownership plan or dividend reinvestment plan (but not Common Shares subject to a waiver to exceed plan limits in its dividend reinvestment plan) of the Company whether now in effect or hereafter implemented, (ii) Common Shares issuable upon conversion of securities or the exercise of warrants, options or other rights in effect or outstanding, and disclosed in filings by the Company available on EDGAR or SEDAR or otherwise in writing to Cantor and (iii) Common Shares or securities convertible into or exchangeable for Common Shares as consideration for mergers, acquisitions, other business combinations or strategic alliances occurring after the date of this Agreement which are not issued for capital raising purposes.

                          (i)        Change of Circumstances. The Company will, at any time during the pendency of a Placement Notice advise the Agent promptly after it shall have received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document required to be provided to the Agent pursuant to this Agreement.

                          (j)        Due Diligence Cooperation. The Company will cooperate with any reasonable due diligence review conducted by the Agent or its representatives in connection with the transactions contemplated hereby, including, without limitation, providing information and making available documents and senior corporate officers, during regular business hours and at the Company’s principal offices, as the Agent may reasonably request.

                          (k)        Required Filings Relating to Placement of Placement Shares. The Company agrees that on such dates as the Canadian Securities Laws and Form F-10 shall require, the Company will (i) file a prospectus supplement with the Canadian Securities Regulators and the Commission, which prospectus supplement will set forth, within the relevant period, the amount of Placement Shares sold through the Agent, the Net Proceeds to the Company and the compensation payable by the Company to the Agent with respect to such Placement Shares, and (ii) deliver such number of copies of each such prospectus supplement to each exchange or market on which such sales were effected as may be required by the rules or regulations of such exchange or market.

                          (l)        Representation Dates; Certificate. (1) Prior to the date of the first Placement Notice and (2) each time the Company:

(i) files the U.S. Prospectus or Canadian Prospectus relating to the Placement Shares or amends or supplements (other than a prospectus supplement relating solely to an offering of securities other than the Placement Shares) the Registration Statement or the U.S. Prospectus or Canadian Prospectus relating to the Placement Shares by means of a post-effective amendment, sticker, or supplement but not by means of incorporation of documents by reference into the Registration Statement or the U.S. Prospectus or Canadian Prospectus relating to the Placement Shares;

(ii) files an annual report on Form 20-F, Form 40-F or Form 10-K under the Exchange Act (including any Form 20-F/A, Form 40-F/A or Form 10-K/A containing amended financial statements or a material amendment to the previously filed Form 20-F) or annual information form under Canadian Securities Law;

(iii) files or furnishes its quarterly financial statements on Form 6-K or Form 10-Q under the Exchange Act or as required pursuant to Canadian Securities Laws; or

(iv) files or furnishes a Form 6-K or Form 10-Q/A containing amended financial statements under the Exchange Act or files or furnishes amended financial statements as required by Canadian Securities Laws (each date of filing of one or more of the documents referred to in clauses (i) through (iv) shall be a “Representation Date”);

the Company shall furnish within five (5) Trading Days of each Representation Date to the Agent (but in the case of clause (iii) or (iv) above only if the Agent reasonably determines that the information contained in such filing is material) a certificate, in the form attached hereto as Exhibit 7(l). The requirement to provide a certificate under this Section 7(l) shall be waived for any Representation Date occurring at a time a Suspension is in effect, which waiver shall continue until the earlier to occur of the date the Company delivers instructions for the sale of Placement Shares hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date. Notwithstanding the foregoing, if the Company subsequently decides to sell Placement Shares following a Representation Date when a Suspension was in effect and did not provide the Agent with a certificate under this Section 7(l), then before the Company delivers the instructions for the sale of Placement Shares or the Agent sells any Placement Shares pursuant to such instructions, the Company shall provide the Agent with a certificate in conformity with this Section 7(l) dated as of the date that the instructions for the sale of Placement Shares are issued.

                          (m)        Legal Opinion. (1) Prior to the date of the first Placement Notice and (2) within five (5) Trading Days of each Representation Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit 7(l) for which no waiver is applicable and excluding the date of this Agreement, the Company shall cause to be furnished to Agent a written opinion of each of Dorsey & Whitney LLP (“U.S. Company Counsel”) and Borden Ladner Gervais LLP (“Canadian Company Counsel”), or other counsel(s) satisfactory to the Agent, in form and substance satisfactory to Agent and its counsel, substantially similar to the form attached hereto as Exhibits 7(m)(1) and 7(m)(2) respectively, modified, as necessary, to relate to the Registration Statement, the Canadian Prospectus and the U.S. Prospectus, as applicable, as then amended or supplemented; provided, however, that the Company shall be required to furnish to Agent no more than one opinion hereunder per calendar quarter; provided, further, that in lieu of such opinions for subsequent periodic filings under the Exchange Act, counsel may furnish the Agent with a letter (a “Reliance Letter”) to the effect that the Agent may rely on a prior opinion delivered under this Section 7(m) to the same extent as if it were dated the date of such letter (except that statements in such prior opinion shall be deemed to relate to the Registration Statement, the Canadian Prospectus and the U.S. Prospectus, as applicable, as amended or supplemented as of the date of the Reliance Letter).

                          (n)        Comfort Letter. (1) Prior to the date of the first Placement Notice and (2) within five (5) Trading Days of each Representation Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit 7(l) for which no waiver is applicable and excluding the date of this Agreement, the Company shall cause its independent registered public accounting firm to furnish the Agent letters (the “Comfort Letters”), dated the date the Comfort Letter is delivered having a cut-off date of not more than two (2) Trading Days prior to such date, which shall meet the requirements set forth in this Section 7(n); provided, that if requested by the Agent, the Company shall cause a Comfort Letter to be furnished to the Agent within ten (10) Trading Days of the date of occurrence of any material transaction or event, including the restatement of the Company’s financial statements. The Comfort Letter from the Company’s independent registered public accounting firm shall be in a form and substance satisfactory to the Agent, (i) confirming that they are an independent registered public accounting firm within the meaning of the Securities Act and the Public Company Accounting Oversight Board (United States) and are an independent auditor as required by Canadian Securities Laws, (ii) stating, as of such date, the conclusions and findings of such firm with respect to the financial information and other matters ordinarily covered by accountants’ “comfort letters” to underwriters in connection with registered public offerings (the first such letter, the “Initial Comfort Letter”) and (iii) updating the Initial Comfort Letter with any information that would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement and the U.S. Prospectus, as amended and supplemented to the date of such letter.

                          (o)        Market Activities. The Company will not, directly or indirectly, (i) take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute, the stabilization, maintenance or manipulation of the price of any security of the Company to facilitate the sale or resale of Common Shares or (ii) sell, bid for, or purchase Common Shares, or pay anyone any compensation for soliciting purchases of the Placement Shares other than the Agent.

                          (p)        Investment Company Act. The Company will conduct its affairs in such a manner so as to reasonably ensure that neither it nor any of the Material Subsidiaries will be or become, at any time prior to the termination of this Agreement, required to register as an “investment company,” as such term is defined in the Investment Company Act.

                          (q)        No Offer to Sell. Other than an Issuer Free Writing Prospectus approved in advance by the Company and the Agent in its capacity as agent hereunder, neither the Agent nor the Company (including its agents and representatives, other than the Agent in its capacity as such) will make, use, prepare, authorize, approve or refer to any written communication (as defined in Rule 405 under the Securities Act), required to be filed with the Commission, that constitutes an offer to sell or solicitation of an offer to buy Placement Shares hereunder.

                          (r)        Blue Sky and Other Qualifications. At any time that the Company does not have a class of securities listed on a United States National Securities Exchange, the Company will use its commercially reasonable efforts, in cooperation with the Agent, to qualify the Placement Shares for offering and sale, or to obtain an exemption for the Placement Shares to be offered and sold, under the applicable securities laws of such states and other jurisdictions (domestic or foreign) as the Agent may designate and to maintain such qualifications and exemptions in effect for so long as required for the distribution of the Placement Shares (but in no event for less than one year from the date of this Agreement); provided, however, that the Company shall not be obligated to file a prospectus, registration statement or similar disclosure document with any regulatory authority or any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject. In each jurisdiction in which the Placement Shares have been so qualified or exempt, the Company will file such statements and reports as may be required by the laws of such jurisdiction to continue such qualification or exemption, as the case may be, in effect for so long as required for the distribution of the Placement Shares (but in no event for less than one year from the date of this Agreement).

                          (s)        Disclosure Controls and Procedures and Internal Control Over Financial Reporting. The Company and the Material Subsidiaries will maintain and keep accurate books and records reflecting their assets and maintain internal accounting controls and procedures in a manner designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and including those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the Company’s consolidated financial statements in accordance with IFRS or GAAP as may then be applicable, (iii) that receipts and expenditures of the Company are being made only in accordance with management’s and the Company’s directors’ authorization, and (iv) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements. Except as otherwise described in the Company’s Management’s Discussion and Analysis for the period ended June 30, 2015 in order to exclude controls, policies and procedures of a business that the Company acquired not more than 365 days before the last day of the period covered by a filing, the Company and the Material Subsidiaries will maintain such controls and other procedures, including, without limitation, those required by Sections 302 and 906 of the Sarbanes-Oxley Act and NI 52-109, and the applicable regulations thereunder that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act or Canadian Securities Laws is recorded, processed, summarized and reported, within the time periods specified in the Commission’s or Canadian Securities Regulators’ rules and forms, including, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act or Canadian Securities Laws is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure and to ensure that material information relating to the Company or the Material Subsidiaries is made known to them by others within those entities, particularly during the period in which such periodic reports are being prepared.

                          (t)        Secretary’s Certificate; Further Documentation. Prior to the date of the first Placement Notice, the Company shall deliver to the Agent a certificate of the Secretary of the Company and attested to by an executive officer of the Company, dated as of such date, certifying as to (i) the Articles of Continuance of the Company, (ii) the Bylaws of the Company, (iii) the resolutions of the Board of Directors of the Company authorizing the execution, delivery and performance of this Agreement and the issuance of the Placement Shares and (iv) the incumbency of the officers duly authorized to execute this Agreement and the other documents contemplated by this Agreement. Within five (5) Trading Days of each Representation Date, the Company shall have furnished to the Agent such further information, certificates and documents as the Agent may reasonably request.

                          (u)        Canadian Securities Laws, Securities Act, and Exchange Act. The Company will use its commercially reasonable efforts to comply in all material respects with all requirements imposed upon it by Canadian Securities Laws, the Securities Act, the Exchange Act and the rules of the Exchanges as from time to time in force, so far as necessary to permit the continuance of sales of, or dealings in, the Placement Shares as contemplated by the provisions hereof and the U.S. Prospectus.

                          (v)        Reports, etc. The Company will use its commercially reasonable efforts to (i) file promptly all reports required to be filed by the Company with the Commission or the Canadian Securities Regulators; (ii) file promptly all reports and other documents required to be filed by the Company to comply with Canadian Securities Laws, (iii) provide the Agent with a copy of such reports and statements and other documents filed by the Company pursuant to the Canadian Securities Laws and to promptly notify the Agent of such filing unless available on SEDAR; (iv) advise the Agent, promptly after it receives notices thereof, (x) of any request by the Canadian Securities Regulators or the Commission to amend or supplement the Registration Statement, the Canadian Base Prospectus, the U.S. Base Prospectus, the U.S. Prospectus Supplement, the Canadian Prospectus Supplement or the Issuer Free Writing Prospectus, if any, or for additional information with respect thereto or (y) of the issuance by the Commission or a Canadian Securities Regulator of any stop order suspending the effectiveness of the Registration Statement or either of the Prospectuses, respectively, or the institution or threatening of any proceeding for any such purpose.

                          (w)        Shelf Procedures. The Company shall comply with the requirements of the Shelf Procedures and General Instruction II.L of Form F-10 and file the Canadian Prospectus Supplement with the Canadian Securities Regulators and the U.S. Prospectus Supplement with the Commission on the day which is no later than two Business Days following the date of this Agreement. If during the period in which a prospectus is required by law to be delivered by the Agent, any event shall occur that makes any statement made in the Registration Statement, the U.S. Prospectus, the Canadian Prospectus or the Issuer Free Writing Prospectus, if any, untrue or that as a result of which, in the judgment of the Company or in the reasonable opinion of the Agent or counsel for the Agent, it becomes necessary to amend or supplement the Registration Statement in order to make the statements therein not misleading, or the U.S. Prospectus or the Canadian Prospectus in order to (i) constitute full, true and plain disclosure of all material facts relating to the Company and the Material Subsidiaries (taken as a whole) and the Placement Shares; and (ii) make the statements therein, in the light of the circumstances in which they are made, not misleading, or, if it is necessary at any time to amend or supplement the Registration Statement, the U.S. Prospectus, the Canadian Prospectus or the Issuer Free Writing Prospectus, if any, to comply with any law, the Company promptly will prepare and file with the Commission and the Canadian Securities Regulators, and furnish at its own expense to the Agent, an appropriate amendment to the Registration Statement or supplement to the U.S. Prospectus, Canadian Prospectus or the Issuer Free Writing Prospectus, if any, so that the Registration Statement as so amended or the U.S. Prospectus or the Canadian Prospectus, as so amended or supplemented will (i) constitute full, true and plain disclosure of all material facts relating to the Company and the Material Subsidiaries (taken as a whole) and the Placement Shares; and (ii) not, in the light of the circumstances when it is so delivered, be misleading, or so that the Registration Statement, U.S. Prospectus or the Canadian Prospectus shall comply with such law. Before amending the Registration Statement or amending or supplementing the U.S. Prospectus or the Canadian Prospectus in connection with this Agreement, the Company shall furnish the Agent with a copy of such proposed amendment or supplement and shall not file such amendment or supplement to which the Agent reasonably objects.

                          (x)        Marketing Materials. During the term of this Agreement, the Company shall not provide any “marketing materials” (as such term is defined in National Instrument 41-101 – General Prospectus Requirements) in Canada.

            8.        Payment of Expenses. The Company will pay all expenses incident to the performance of its obligations under this Agreement, including (i) the preparation and filing of the Registration Statement, including any fees required by the Commission or the Canadian Securities Regulators, and the printing or electronic delivery of the Registration Statement, the Form F-X, any Preliminary Prospectus and the Prospectuses as originally filed and of each amendment and supplement thereto, in such number as the Agent shall deem necessary, (ii) the printing and delivery to the Agent of this Agreement and such other documents as may be required in connection with the offering, purchase, sale, issuance or delivery of the Placement Shares, (iii) the preparation, issuance and delivery of the certificates, if any, for the Placement Shares to the Agent, including any stock or other transfer taxes and any capital duties, stamp duties or other duties or taxes payable upon the sale, issuance or delivery of the Placement Shares to the Agent, (iv) the fees and disbursements of the counsel, accountants and other advisors to the Company, (v) the reasonable fees and disbursements of the counsel to the Agent, payable upon the execution of this Agreement, in an amount not to exceed US$75,000; (vi) the qualification or exemption of the Placement Shares under state and provincial securities laws in accordance with the provisions of Section 7(r) hereof, including filing fees, but excluding fees of the Agent’s counsel, (vii) the printing and delivery to the Agent of copies of any Permitted Issuer Free Writing Prospectus and the U.S. Prospectus and any amendments or supplements thereto in such number as the Agent shall deem necessary, (viii) the preparation, printing and delivery to the Agent of copies of the blue sky survey, (ix) the fees and expenses of the transfer agent and registrar for the Common Shares, (x) the filing and other fees incident to any review by FINRA of the terms of the sale of the Placement Shares including the fees of the Agent’s counsel (subject to the cap set forth in clause (v) above), and (xi) the fees and expenses incurred in connection with the listing of the Placement Shares on each Exchange.

            9.        Conditions to Agent’s Obligations. The obligations of the Agent hereunder with respect to a Placement will be subject to the continuing accuracy and completeness of the representations and warranties made by the Company herein, to the due performance by the Company of its obligations hereunder, to the completion by the Agent of a due diligence review satisfactory to it in its reasonable judgment, and to the continuing satisfaction (or waiver by the Agent in its sole discretion) of the following additional conditions:

                          (a)        Registration Statement Effective. The Registration Statement shall have become effective and shall be available for the (i) resale of all Placement Shares issued to the Agent and not yet sold by the Agent and (ii) sale of all Placement Shares contemplated to be issued by any Placement Notice.

                          (b)        No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company of any request for additional information from the Commission, the Canadian Securities Regulators or any other federal, state or provincial Governmental Authority during the period of effectiveness of the Registration Statement, the response to which would require any post-effective amendments or supplements to the Registration Statement or the Prospectuses; (ii) the issuance by the Commission, the Canadian Securities Regulators or any other federal, state or provincial Governmental Authority of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Placement Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; or (iv) the occurrence of any event that makes any material statement made in the Registration Statement or either of the Prospectuses or any material document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, the Prospectuses or documents so that, in the case of the Registration Statement, it will not contain any materially untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and, that in the case of each Prospectus, it will not contain any materially untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

                          (c)        No Misstatement or Material Omission. The Agent shall not have been advised by the Company or the Agent’s counsel that the Registration Statement or the Prospectuses, or any amendment or supplement thereto, contains an untrue statement of fact that in the Agent’s reasonable opinion is material, or omits to state a fact that in the Agent’s reasonable opinion is material and is required to be stated therein or is necessary to make the statements therein not misleading.

                          (d)        Material Changes. Except as contemplated in the Prospectuses, or disclosed in the Company’s reports filed with the Commission and the Canadian Securities Regulators, there shall not have been any Material Adverse Effect or any development that could reasonably be expected to cause a Material Adverse Effect, or a downgrading in or withdrawal of any rating assigned to any of the Company’s securities (other than asset backed securities) by any rating organization or a public announcement by any rating organization that it has under surveillance or review its rating of any of the Company’s securities (other than asset backed securities), the effect of which, in the case of any such action by a rating organization described above, in the reasonable judgment of the Agent (without relieving the Company of any obligation or liability it may otherwise have), is so material as to make it impracticable or inadvisable to proceed with the offering of the Placement Shares on the terms and in the manner contemplated in the U.S. Prospectus.

                          (e)        Legal Opinions. The Agent shall have received the opinions of each of U.S. Company Counsel and Canadian Company Counsel required to be delivered pursuant to Section 7(m) on or before the date on which such delivery of such opinion is required pursuant to Section 7(m).

                          (f)        Comfort Letters. The Agent shall have received the Comfort Letters required to be delivered pursuant to Section 7(n) on or before the date on which such delivery of such Comfort Letters are required pursuant to Section 7(n).

                          (g)        Representation Certificate. The Agent shall have received the certificate required to be delivered pursuant to Section 7(l) on or before the date on which delivery of such certificate is required pursuant to Section 7(l).

                          (h)        No Suspension. Trading in the Common Shares shall not have been suspended on either Exchange and the Common Shares shall not have been delisted from either Exchange.

                          (i)        Other Materials. On each date on which the Company is required to deliver a certificate pursuant to Section 7(l), the Company shall have furnished to the Agent such appropriate further information, opinions, certificates, letters and other as the Agent may reasonably request. All such opinions, certificates, letters and other documents will be in compliance with the provisions hereof.

                          (j)        Securities Act Filings Made. All filings with the Canadian Securities Regulators and the Commission required by Canadian Securities Laws and Form F-10 to have been filed prior to the issuance of any Placement Notice hereunder shall have been made within the applicable time period prescribed for such filing.

                          (k)        Approval for Listing. The Placement Shares shall either have been approved for listing quotation on each Exchange, subject only to notice of issuance, or the Company shall have filed an application for listing quotation of the Placement Shares on each Exchange at, or prior to, the issuance of any Placement Notice.

                          (l)        FINRA. FINRA shall not have raised any objection to the terms of this offering and the amount of compensation allowable or payable to the Agent as described in the U.S. Prospectus.

                          (m)        No Termination Event. There shall not have occurred any event that would permit the Agent to terminate this Agreement pursuant to Section 12(a).

                          (n)        No Governmental Objections. No U.S., Canadian, or other Governmental Authority shall have issued any opinion, guidance, objection, or advice that can be construed as limiting or restricting in any way the ability of the Agent to carry out the transactions contemplated hereunder.

            10.        Indemnification and Contribution.

                          (a)        Company Indemnification. The Company agrees to indemnify and hold harmless the Agent, its affiliates and their respective partners, members, directors, officers, employees, counsel and agents and each person, if any, who controls the Agent or any affiliate within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act as follows:

                                      (i)        against any and all loss, liability, claim, damage and expense whatsoever, as incurred, joint or several, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, or arising out of any untrue statement or alleged untrue statement of a material fact included in any related Issuer Free Writing Prospectus, the Prospectuses (or any amendment or supplement thereto) or any marketing materials, or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

                                      (ii)        against any and all loss, liability, claim, damage and expense whatsoever, as incurred, joint or several, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that (subject to Section 10(d) below) any such settlement is effected with the written consent of the Company, which consent shall not unreasonably be delayed or withheld; and

                                      (iii)      against any and all expense whatsoever, upon receipt of reasonable documentation of such expenses (including the fees and disbursements of counsel), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission (whether or not a party), to the extent that any such expense is not paid under (i) or (ii) above, provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made solely in reliance upon and in conformity with written information relating to the Agent furnished to the Company by the Agent expressly for use in the Registration Statement (or any amendment thereto), or in any related Issuer Free Writing Prospectus or the Prospectuses (or any amendment or supplement thereto).

                          (b)        Agent Indemnification. Agent agrees to indemnify and hold harmless the Company and its directors and each officer and director of the Company who signed the Registration Statement or the Prospectuses, and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act against any and all loss, liability, claim, damage and expense described in the indemnity contained in Section 10(a), as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendments thereto) or the Prospectuses (or any amendment or supplement thereto) in reliance upon and in conformity with information relating to the Agent and furnished to the Company in writing by the Agent expressly for use therein. The Company hereby acknowledges that the only information that the Agent has furnished to the Company expressly for use in the Registration Statement, the U.S. Prospectus or any Issuer Free Writing Prospectus (or any amendment or supplement thereto) are the statements set forth in the seventh and eighth paragraphs under the caption “Plan of Distribution” in the U.S. Prospectus and in the seventh and eighth paragraphs under the caption “Plan of Distribution” in the Canadian Prospectus Supplement.

                          (c)        Procedure. Any party that proposes to assert the right to be indemnified under this Section 10 will, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section 10, notify each such indemnifying party of the commencement of such action, enclosing a copy of all papers served, but the omission so to notify such indemnifying party will not relieve the indemnifying party from (i) any liability that it might have to any indemnified party otherwise than under this Section 10 and (ii) any liability that it may have to any indemnified party under the foregoing provision of this Section 10 unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the indemnifying party. If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel reasonably satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any other legal expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnified party in connection with the defense. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (1) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (2) the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (3) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party will not have the right to direct the defense of such action on behalf of the indemnified party) or (4) the indemnifying party has not in fact employed counsel to assume the defense of such action or counsel reasonably satisfactory to the indemnified party, in each case, within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel will be at the expense of the indemnifying party or parties. It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm admitted to practice in such jurisdiction (plus local counsel) at any one time for all such indemnified party or parties. All such fees, disbursements and other charges will be reimbursed by the indemnifying party promptly as they are incurred. An indemnifying party will not, in any event, be liable for any settlement of any action or claim effected without its written consent. No indemnifying party shall, without the prior written consent of each indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 10 (whether or not any indemnified party is a party thereto), unless such settlement, compromise or consent (1) includes an express, full and unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (2) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

                          (d)        Settlement Without Consent if Failure to Reimburse. If an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for reasonable fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 10(a)(ii) effected without its written consent if (1) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (2) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (3) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

                          (e)        Contribution. In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in the foregoing paragraphs of this Section 10 is applicable in accordance with its terms but for any reason is held to be unavailable from the Company or the Agent, the Company and the Agent will contribute to the total losses, claims, liabilities, expenses and damages (including any investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted, but after deducting any contribution received by the Company from persons other than the Agent, such as persons who control the Company within the meaning of the Securities Act, officers of the Company who signed the Registration Statement or the Prospectuses and directors of the Company, who also may be liable for contribution) to which the Company and the Agent may be subject in such proportion as shall be appropriate to reflect the relative benefits received by the Company on the one hand and the Agent on the other hand. The relative benefits received by the Company on the one hand and the Agent on the other hand shall be deemed to be in the same proportion as the total net proceeds from the sale of the Placement Shares (before deducting expenses) received by the Company bear to the total compensation received by the Agent (before deducting expenses) from the sale of Placement Shares on behalf of the Company. If, but only if, the allocation provided by the foregoing sentence is not permitted by applicable law, the allocation of contribution shall be made in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing sentence but also the relative fault of the Company, on the one hand, and the Agent, on the other hand, with respect to the statements or omission that resulted in such loss, claim, liability, expense or damage, or action in respect thereof, as well as any other relevant equitable considerations with respect to such offering. Such relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Agent, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Agent agree that it would not be just and equitable if contributions pursuant to this Section 10(e) were to be determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the loss, claim, liability, expense, or damage, or action in respect thereof, referred to above in this Section 10(e) shall be deemed to include, for the purpose of this Section 10(e), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim to the extent consistent with Section 10(c) hereof. Notwithstanding the foregoing provisions of this Section 10(e), the Agent shall not be required to contribute any amount in excess of the commissions received by it under this Agreement and no person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 10(e), any person who controls a party to this Agreement within the meaning of the Securities Act, and any officers, directors, partners, employees, counsel or agents of the Agent, will have the same rights to contribution as that party, and each officer and director of the Company who signed the Registration Statement or Prospectuses will have the same rights to contribution as the Company, subject in each case to the provisions hereof. Any party entitled to contribution, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made under this Section 10(e), will notify any such party or parties from whom contribution may be sought, but the omission to so notify will not relieve that party or parties from whom contribution may be sought from any other obligation it or they may have under this Section 10(e) except to the extent that the failure to so notify such other party materially prejudiced the substantive rights or defenses of the party from whom contribution is sought. Except for a settlement entered into pursuant to the last sentence of Section 10(c) hereof, no party will be liable for contribution with respect to any action or claim settled without its written consent if such c onsent is required pursuant to Section 10(c) hereof.

            11.        Representations and Agreements to Survive Delivery. The indemnity and contribution agreements contained in Section 10 of this Agreement and all representations and warranties of the Company herein or in certificates delivered pursuant hereto shall survive, as of their respective dates, regardless of (i) any investigation made by or on behalf of the Agent, any controlling persons, or the Company (or any of their respective officers, directors or controlling persons), (ii) delivery and acceptance of the Placement Shares and payment therefor or (iii) any termination of this Agreement.

            12.        Termination.

                          (a)        The Agent may terminate this Agreement, by notice to the Company, as hereinafter specified at any time (1) if there has been, since the time of execution of this Agreement or since the date as of which information is given in the Prospectuses, any change, or any development or event involving a prospective change, in the condition, financial or otherwise, or in the business, properties, earnings, results of operations or prospects of the Company and the Material Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, which individually or in the aggregate, in the sole judgment of the Agent has or could reasonably be expected to have a Material Adverse Effect and makes it impractical or inadvisable to market the Placement Shares or to enforce contracts for the sale of the Placement Shares, (2) if there has occurred any material adverse change in the financial markets in the United States, Canada or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Agent, impracticable or inadvisable to market the Placement Shares or to enforce contracts for the sale of the Placement Shares, (3) if trading in the Common Shares has been suspended or limited by the Commission, any Canadian Securities Regulator, IIROC or either Exchange, or if trading generally on either Exchange has been suspended, halted or limited, or minimum prices for trading have been fixed on either Exchange, (4) if any suspension of trading of any securities of the Company on any exchange or in the over-the-counter market shall have occurred and be continuing, (5) if a major disruption of securities settlements or clearance services in the United States or Canada shall have occurred and be continuing, or (6) if a banking moratorium has been declared by either Canadian or U.S. Federal or New York authorities. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8 (Payment of Expenses), Section 10 (Indemnification and Contribution), Section 11 (Representations and Agreements to Survive Delivery), Section 13 (Notices), Section 14 (Successors and Assigns), Section 16 (Entire Agreement; Amendment; Severability) Section 17 (Governing Law and Time; Waiver of Jury Trial), Section 18 (Consent to Jurisdiction), Section 19 (Appointment of Agent for Service), Section 20 (Judgment Currency), Section 24 (Absence of Fiduciary Relationship) and Section 25 (Definitions) hereof shall remain in full force and effect notwithstanding such termination. If the Agent elects to terminate this Agreement as provided in this Section 12(a), the Agent shall provide the required notice as specified in Section 13 (Notices).

                          (b)        The Company shall have the right, by giving ten (10) days’ notice as hereinafter specified to terminate this Agreement in its sole discretion at any time after the date of this Agreement. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8, Section 10, Section 11, Section 13, Section 14, Section 16, Section 17, Section 18, Section 19, Section 20, Section 24 and Section 25 hereof shall remain in full force and effect notwithstanding such termination.

                          (c)        The Agent shall have the right, by giving ten (10) days’ notice as hereinafter specified to terminate this Agreement in its sole discretion at any time after a minimum net proceeds of $500,000 from the sale of Placement Shares has been realized by the Company under this Agreement. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8, Section 10, Section 11, Section 13, Section 14, Section 16, Section 17, Section 18, Section 19, Section 20, Section 24 and Section 25 hereof shall remain in full force and effect notwithstanding such termination.

                          (d)        Unless earlier terminated pursuant to this Section 12, this Agreement shall automatically terminate upon the issuance and sale of the Maximum Amount of Placement Shares through the Agent on the terms and subject to the conditions set forth herein; provided that the provisions of Section 8, Section 10, Section 11, Section 17, Section 18, Section 19 and Section 20 hereof shall remain in full force and effect notwithstanding such termination.

                          (e)        This Agreement shall remain in full force and effect unless terminated pursuant to Sections 12(a), (b), (c), or (d) above or otherwise by mutual agreement of the parties; provided, however, that any such termination by mutual agreement shall in all cases be deemed to provide that Section 8, Section 10, Section 11, Section 13, Section 14, Section 16, Section 17, Section 18, Section 19, Section 20, Section 24 and Section 25 shall remain in full force and effect.

                          (f)        Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided, however, that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agent or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Placement Shares, such Placement Shares shall settle in accordance with the provisions of this Agreement.

            13.        Notices. All notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing, unless otherwise specified, and if sent to the Agent, shall be delivered to:

Cantor Fitzgerald & Co.
499 Park Avenue
New York, NY 10022
Attention: Capital Markets/Jeffrey Lumby
Facsimile: (212) 307-3730

with copies to:

Cantor Fitzgerald & Co.
499 Park Avenue
New York, NY 10022
Attention: General Counsel
Facsimile: (212) 829-4708

and with a copy to:

Cooley LLP
1114 Avenue of the Americas
New York, NY 10036
Attention: Daniel I. Goldberg, Esq.
Facsimile: (212) 479-6275

and with a copy to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street

Toronto, ON M5L 1B9
Canada
Attention: Simon Romano or Paul Rakowski
Facsimile: (416) 947-0866

and if to the Company, shall be delivered to:

Energy Fuels Inc.
225 Union Blvd., Suite 600
Lakewood, CO 80228
Attention: David Frydenlund, Senior Vice President, General Counsel and
Corporate Secretary
Facsimile: (303) 389-4129

and with a copy to:

Borden Ladner Gervais LLP
Scotia Plaza Tower
40 King Street West
Toronto, ON M5H 3Y4
Canada
Attention: Mark Wheeler or Jason Saltzman
Facsimile: (416) 361-7376

and with a copy to:

Dorsey & Whitney LLP
Brookfield Place
161 Bay Street, Suite 4310
Toronto, ON M5J 2S1
Canada
Attention: Richard Raymer or James Guttman
Facsimile: (416) 367-7371

            Each party to this Agreement may change such address for notices by sending to the parties to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) when delivered personally or by verifiable facsimile transmission (with an original to follow) on or before 4:30 p.m., New York City time, on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier and (iii) on the Business Day actually received if deposited in the U.S. mail (certified or registered mail, return receipt requested, postage prepaid). For purposes of this Agreement, “Business Day” shall mean any day on which each Exchange and commercial banks in the City of New York and the City of Toronto are open for business.

            An electronic communication (“Electronic Notice”) shall be deemed written notice for purposes of this Section 13 if sent to the electronic mail address specified by the receiving party under separate cover. Electronic Notice shall be deemed received at the time the party sending Electronic Notice receives verification of receipt by the receiving party. Any party receiving Electronic Notice may request and shall be entitled to receive the notice on paper, in a nonelectronic form (“Nonelectronic Notice”) which shall be sent to the requesting party within ten (10) days of receipt of the written request for Nonelectronic Notice.

            14.        Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the Company and the Agent and their respective successors and the affiliates, controlling persons, officers and directors referred to in Section 10 hereof. References to any of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. Neither party may assign its rights or obligations under this Agreement without the prior written consent of the other party; provided, however, that the Agent may assign its rights and obligations hereunder to an affiliate thereof without obtaining the Company’s consent.

            15.        Adjustments for Stock Splits. The parties acknowledge and agree that all share-related numbers contained in this Agreement shall be adjusted to take into account any stock split, stock consolidation, stock dividend or similar event effected with respect to the Placement Shares.

            16.        Entire Agreement; Amendment; Severability. This Agreement (including all schedules and exhibits attached hereto and Placement Notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Company and the Agent. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable as written by a court of competent jurisdiction, then such provision shall be given full force and effect to the fullest possible extent that it is valid, legal and enforceable, and the remainder of the terms and provisions herein shall be construed as if such invalid, illegal or unenforceable term or provision was not contained herein, but only to the extent that giving effect to such provision and the remainder of the terms and provisions hereof shall be in accordance with the intent of the parties as reflected in this Agreement.

            17.        GOVERNING LAW AND TIME; WAIVER OF JURY TRIAL. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS. SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME. THE COMPANY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

            18.        CONSENT TO JURISDICTION. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN, FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH ANY TRANSACTION CONTEMPLATED HEREBY, AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT, THAT SUCH SUIT, ACTION OR PROCEEDING IS BROUGHT IN AN INCONVENIENT FORUM OR THAT THE VENUE OF SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER. EACH PARTY HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF (CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED) TO SUCH PARTY AT THE ADDRESS IN EFFECT FOR NOTICES TO IT UNDER THIS AGREEMENT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF. NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW. TO THE EXTENT THAT THE COMPANY HAS OR HEREAFTER MAY ACQUIRE ANY IMMUNITY (ON THE GROUNDS OF SOVEREIGNTY OR OTHERWISE) FROM THE JURISDICTION OF ANY COURT OR FROM ANY LEGAL PROCESS WITH RESPECT TO ITSELF OR ITS PROPERTY, THE COMPANY IRREVOCABLY WAIVES, AS AGENTS FOR SUITS, ACTIONS OR PROCEEDINGS HEREUNDER, TO THE FULLEST EXTENT PERMITTED BY LAW, SUCH IMMUNITY IN RESPECT OF ANY SUCH SUIT, ACTION OR PROCEEDING.

            19.        Appointment of Agent for Service. The Company hereby irrevocably appoints Energy Fuels Resources (USA) Inc., with offices at 225 Union Blvd., Suite 600, Lakewood, Colorado, 80228, as its agent for service of process in any suit, action or proceeding described in Section 18 and agrees that service of process in any such suit, action or proceeding may be made upon it at the office of such agent. The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company represents and warrants that such agent has agreed to act as the Company’s agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect.

            20.        Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Agent could purchase United States dollars with such other currency in The City of New York on the Business Day preceding that on which final judgment is given. The obligation of the Company with respect to any sum due from it to the Agent or any person controlling the Agent shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first Business Day following receipt by the Agent or any person controlling the Agent of any sum in such other currency, and only to the extent that the Agent or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to the Agent or controlling person hereunder, the Company agrees as a separate obligation and notwithstanding any such judgment, to indemnify the Agent or controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to the Agent or controlling person hereunder, the Agent or controlling person agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to the Agent or controlling person hereunder.

            21.        Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one party to the other may be made by facsimile transmission.

            22.        Effect of Headings. The section and exhibit headings herein are for convenience only and shall not affect the construction hereof.

            23.        Permitted Free Writing Prospectuses. The Company represents, warrants and agrees that, unless it obtains the prior consent of the Agent, and the Agent represents, warrants and agrees that, unless it obtains the prior consent of the Company, it has not made and will not make any offer relating to the Placement Shares that would constitute an Issuer Free Writing Prospectus, or that would otherwise constitute a “free writing prospectus,” as defined in Rule 405, required to be filed with the Commission. Any such free writing prospectus consented to by the Agent or by the Company, as the case may be, is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company represents and warrants that it has treated and agrees that it will treat each Permitted Free Writing Prospectus as an “issuer free writing prospectus,” as defined in Rule 433, and has complied and will comply with the requirements of Rule 433 applicable to any Permitted Free Writing Prospectus, including timely filing with the Commission where required, legending and record keeping. For the purposes of clarity, the parties hereto agree that all free writing prospectuses, if any, listed in Exhibit 23 hereto are Permitted Free Writing Prospectuses.

            24.        Absence of Fiduciary Relationship. The Company acknowledges and agrees that:

                        (a)        The Agent is acting solely as agent in connection with the public offering of the Placement Shares and in connection with each transaction contemplated by this Agreement and the process leading to such transactions, and no fiduciary or advisory relationship between the Company or any of its respective affiliates, shareholders (or other equity holders), creditors or employees or any other party, on the one hand, and the Agent, on the other hand, has been or will be created in respect of any of the transactions contemplated by this Agreement, irrespective of whether or not the Agent has advised or is advising the Company on other matters, and the Agent has no obligation to the Company with respect to the transactions contemplated by this Agreement except the obligations expressly set forth in this Agreement;

                        (b)        it is capable of evaluating and understanding, and understands and accepts, the terms, risks and conditions of the transactions contemplated by this Agreement;

                        (c)        neither the Agent nor any of its affiliates have provided any legal, accounting, regulatory or tax advice with respect to the transactions contemplated by this Agreement and it has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate;

                        (d)        it is aware that the Agent and its affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Company and the Agent and its affiliates have no obligation to disclose such interests and transactions to the Company by virtue of any fiduciary, advisory or agency relationship or otherwise; and

                        (e)        it waives, to the fullest extent permitted by law, any claims it may have against the Agent or its affiliates for breach of fiduciary duty or alleged breach of fiduciary duty in connection with the sale of Placement Shares under this Agreement and agrees that the Agent and its affiliates shall not have any liability (whether direct or indirect, in contract, tort or otherwise) to it in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on its behalf or in right of it or the Company, employees or creditors of Company, other than in respect of the Agent’s obligations under this Agreement and to keep information provided by the Company to the Agent and the Agent 's counsel confidential to the extent not otherwise publicly-available.

            25.        Definitions. As used in this Agreement, the following terms have the respective meanings set forth below:

            “Applicable Time” means (i) each Representation Date and (ii) the time of each sale of any Placement Shares pursuant to this Agreement.

            “Governmental Authority” means (i) any federal, provincial, state, local, municipal, national or international government or governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private); (ii) any self-regulatory organization; or (iii) any political subdivision of any of the foregoing.

            “Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433, relating to the Placement Shares that (1) is required to be filed with the Commission by the Company, (2) is a “road show” that is a “written communication” within the meaning of Rule 433(d)(8)(i) whether or not required to be filed with the Commission, or (3) is exempt from filing pursuant to Rule 433(d)(5)(i) because it contains a description of the Placement Shares or of the offering that does not reflect the final terms, in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g) under the Rules and Regulations.

             “Rule 164,” “Rule 172,” “Rule 405” and “Rule 433” refer to such rules under the Rules and Regulations.

            All references in this Agreement to financial statements and schedules and other information that is “contained,” “included” or “stated” in the Registration Statement or the Prospectuses (and all other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information that is incorporated by reference in the Registration Statement or the Prospectuses, as the case may be.

            All references in this Agreement to the Registration Statement, the U.S. Prospectus, the Canadian Prospectus or any amendment or supplement to any of the foregoing shall be deemed to include the copy filed with the Commission or the Canadian Securities Regulators pursuant to EDGAR and SEDAR, as applicable; all references in this Agreement to any Issuer Free Writing Prospectus (other than any Issuer Free Writing Prospectuses that, pursuant to Rule 433, are not required to be filed with the Commission) shall be deemed to include the copy thereof filed with the Commission pursuant to EDGAR; and all references in this Agreement to “supplements” to the Prospectuses shall include, without limitation, any supplements, “wrappers” or similar materials prepared in connection with any offering, sale or private placement of any Placement Shares by the Agent outside of the United States or Canada.

[Signature Page Follows]

            If the foregoing correctly sets forth the understanding between the Company and the Agent, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement between the Company and the Agent.

Very truly yours,

ENERGY FUELS INC.

By:	/s/ Stephen P. Antony
Name: Stephen P. Antony
Title: President and Chief Executive Officer

ACCEPTED as of the date first-above written:

CANTOR FITZGERALD & CO.

By:	/s/ Jeffrey Lumby
Name: Jeffrey Lumby
Title: Senior Managing Director

SIGNATURE PAGE

ENERGY FUELS INC. – SALES AGREEMENT

SCHEDULE 1

__________________________

Form of Placement Notice

__________________________

From:	Energy Fuels Inc.

To:	Cantor Fitzgerald & Co.
Attention: ______________________________

Subject:	Placement Notice

Date:	[•]

Ladies and Gentlemen:

Pursuant to the terms and subject to the conditions contained in the Sales Agreement between Energy Fuels Inc., a company continued under the Business Corporations Act (Ontario) (the “Company”), and Cantor Fitzgerald & Co. (“Agent”), dated September 29, 2015, the Company hereby requests that the Agent sell up to [•] of the Company’s Common Shares (no par value) at a minimum market price of US$[•] per share, during the time period beginning [month, day, time] and ending [month, day, time].

SCHEDULE 2

__________________________

Compensation

__________________________

            The Company shall pay to the Agent in cash, upon each sale of Placement Shares pursuant to this Agreement, an amount equal to up to 3.0% of the aggregate gross proceeds from each sale of Placement Shares.

SCHEDULE 3

__________________________

Notice Parties

__________________________

The Company

Stephen P. Antony (santony@energyfuels.com)

Daniel G. Zang (dzang@energyfuels.com)

David C. Frydenlund (dfrydenlund@energyfuels.com)

Cantor

Jeff Lumby (jlumby@cantor.com)

Josh Feldman (jfeldman@cantor.com)

Sameer Vasudev (svasudev@cantor.com)

With copies to:

CFControlledEquityOffering@cantor.com

CST Trust Company (the Company’s Transfer Agent)

Christopher De Lima (cdelima@canstockta.com)

Carol Pineda (cpineda@canstockta.com)

SCHEDULE 4

__________________________

Material Subsidiaries

__________________________

Magnum Uranium Corp.	British Columbia	100%
Titan Uranium Inc.	Canada	100%
Strathmore Minerals Corp.	British Columbia	100%
Uranium Power Corp.	British Columbia	100%
Strathmore Resources (US) Ltd.	Nevada	100%
Energy Fuels Holdings Corp.	Delaware	100%
Roca Honda Resources LLC	Delaware	60%
Magnum Minerals USA Corp.	Nevada	100%
Energy Fuels Wyoming Inc.	Nevada	100%
Energy Fuels Resources (USA) Inc.	Delaware	100%
EFR White Mesa LLC	Colorado	100%
EFR Henry Mountains LLC	Colorado	100%
EFR White Canyon Corp.	Delaware	100%
EFR Colorado Plateau LLC	Colorado	100%
EFR Arizona Strip LLC	Colorado	100%
Uranerz Energy Corporation	Nevada	100%
Wyoming Gold Mining Company, Inc.	Wyoming	100%
CK Mining Corp.	Nevada	50%
Wate Mining Company, LLC	Arizona	50%

SCHEDULE 5

CK Mining Corp. Shareholder Agreement entered into among Copper King LLC and Wyoming Gold Mining Company, Inc.

Roca Honda Resources, LLC Limited Company Agreement dated as of July 26, 2007

Operating Agreement for Wate Mining Company, LLC dated February 23, 2011, as amended on May 25, 2011, May 25, 2012 and July 25, 2014

SCHEDULE 6

Covenant Agreement dated June 18, 2015 among Uranerz Energy Corporation, Johnson County, Wyoming, Energy Fuels Holdings Corp. and UMB Bank, n.a.

EXHIBIT 6(ee)

1.	Opinion dated October 16, 2013 in respect of the Arizona Strip Mines.

2.	Opinions dated July 23, 2012 and July 24, 2012 in respect of the Colorado Plateau Mines.

3.	Opinions dated July 24, 2012 in respect of the Daneros Mine.

4.	Opinion dated June 7, 2013 in respect of the Gas Hills Project.

5.	Opinions dated July 24, 2012 in respect of the Henry Mountains Complex.

6.	Opinion dated June 7, 2013 in respect of the Roca Honda Project.

7.	Opinion dated July 24, 2012 in respect of the Sage Plain Project.

8.	Opinion dated July 24, 2012 in respect of the Sheep Mountain Project.

9.	Opinion dated October 23, 2013 in respect of the White Mesa Mill.

10.	Opinion dated July 24, 2012 in respect of the La Sal Project.

11.	Opinion dated May 31, 2013 in respect of Juniper Ridge.

12.	Opinion dated July 23, 2012 in respect of the Whirlwind Mine.

13.	“Limited Title Opinion, Hank Project, MB1 et al. Mining Claims (WMC278641 et al.), Campbell County, Wyoming” – By Brown, Drew & Massey, LLP dated October 16, 2009
o	“First Supplemental Limited Title Opinion, Hank Project, MB1 et. al. Mining Claims (WMC278641 et. al.), Campbell County, Wyoming” – by Brown, Drew & Massey, LLP dated November 29, 2010
o	“Second Supplemental Limited Title Opinion, Hank Project, MB1 et. al. Mining Claims (WMC278641 et. al.), Campbell County, Wyoming” – by Brown, Drew & Massey, LLP dated December 3, 2012
o	“Third Supplemental Limited Title Opinion, Hank Project, MB1 et. al. Mining Claims (WMC278641 et. al.), Campbell County, Wyoming” – by Brown, Drew & Massey, LLP dated February 1, 2013
o	“Fourth Supplemental Limited Title Opinion, Hank Project, MB1 et. al. Mining Claims (WMC278641 et. al.), Campbell County, Wyoming” – by Brown, Drew & Massey, LLP dated August 19, 2013
o	“Fifth Supplemental Limited Title Opinion, Hank Project, MB1 et. al. Mining Claims (WMC278641 et. al.), Campbell County, Wyoming” – by Brown, Drew & Massey, LLP dated September 5, 2013

14.	“Limited Title Opinion, South Doughstick Project, WC 319 et al. Mining Claims (WMC 275263 et al.), Campbell and Johnson Counties, Wyoming” – by Brown, Drew & Massey, LLP dated October 27, 2009

o

“First Supplemental Limited Title Opinion, South Doughstick Project, WC 319 et al. Mining Claims (WMC 275263 et al.), Campbell and Johnson Counties, Wyoming” – by Brown, Drew & Massey, LLP dated November 29, 2010

o

“Second Supplemental Limited Title Opinion, South Doughstick Project, WC 319 et al. Mining Claims (WMC 275263 et al.), Campbell and Johnson Counties, Wyoming” – by Brown, Drew & Massey, LLP dated July 11, 2014

15.	“Preliminary Title Opinion, North Jane Project, DS 3 through 18, 100, 101 Mining Claims (Lead File WMC 281326 et al.), Campbell County, Wyoming” – by Brown, Drew & Massey, LLP dated December 3, 2009

16.	“Preliminary Title Opinion, North Jane Project, EB 40 et al. Mining Claims (Lead Filed WMC 14069 et at), Campbell County, Wyoming” – by Brown, Drew & Massey, LLP dated December 3, 2009

17.	“Limited Title Opinion, Jane Dough Project, RK 453 et al. Mining Claims (WMC 274887 et al.), Campbell and Johnson Counties, Wyoming” – by Brown, Drew, Massey & Durham, LLP dated July 14, 2014

18.	“Limited Title Opinion, South Doughstick Project, Pax Irvine Mineral Trust Fee Lease, Johnson County, Wyoming” – by Brown, Drew & Massey, LLP dated October 27, 2009

o	“First Supplemental Limited Title Opinion, South Doughstick Project, Pax Irvine Mineral Trust Fee Lease, Johnson County, Wyoming” – by Brown, Drew & Massey, LLP dated November 29, 2010
o	“Second Supplemental Limited Title Opinion, South Doughstick Project, Pax Irvine Mineral Trust Fee Lease, Johnson County, Wyoming” – by Brown, Drew, Massey & Durham, LLP dated July 11, 2014

19.	“Limited Title Opinion, Jane Dough Project, Pax Irvine Mineral Trust, et al Fee Leases, Johnson and Campbell Counties, Wyoming” – by Brown, Drew, Massey & Durham, LLP dated July 14, 2014

20.	Preliminary Title Opinion, North Jane Project, Nelroy LLC et al. Fee Leases, Campbell County, Wyoming” – by Brown, Drew & Massey, LLP dated November 25, 2009

21.	“Limited Title Opinion, Nichols Ranch Project, EB 67 et al. Mining Claims (WMC 277010 et al.), Campbell and Johnson Counties, Wyoming” – by Brown, Drew & Massey, LLP dated October 27, 2009
o

“First Supplemental Limited Title Opinion, Nichols Ranch Project, EB 67 et. al Mining Claims (WMC 277010 et al.), Campbell and Johnson Counties, Wyoming” – by Brown, Drew & Massey, LLP dated November 29, 2010

o

“Second Supplemental Limited Title Opinion, Nichols Ranch Project, EB 67 et. al Mining Claims (WMC 277010 et al.), Campbell and Johnson Counties, Wyoming” – by Brown, Drew, Massey & Durham, LLP dated February 1, 2013

o

“Third Supplemental Limited Title Opinion, Nichols Ranch Project, EB 67 et. al Mining Claims (WMC 277010 et al.), Campbell and Johnson Counties, Wyoming” – by Brown, Drew, Massey & Durham, LLP dated August 19, 2013

o

“Fourth Supplemental Limited Title Opinion, Nichols Ranch Project, EB 67 et. al Mining Claims (WMC 277010 et al.), Campbell and Johnson Counties, Wyoming” – by Brown, Drew, Massey & Durham, LLP dated September 5, 2013

o

“Fifth Supplemental Limited Title Opinion, Nichols Ranch Project, EB 67 et. al Mining Claims (WMC 277010 et al.), Campbell and Johnson Counties, Wyoming” – by Brown, Drew, Massey & Durham, LLP dated July 11, 2014

22.	“Limited Title Opinion, Nichols Ranch Project, Betty Lou Payne et al Fee Leases, Johnson County, Wyoming” – by Brown, Drew & Massey, LLP dated October 16, 2009
o	“First Supplemental Limited Title Opinion, Nichols Ranch Project, Betty Lou Payne et al Fee Leases, Johnson County, Wyoming” – by Brown, Drew & Massey, LLP dated November 29, 2010
o	“Second Supplemental Limited Title Opinion, Nichols Ranch Project, Betty Lou Payne et al Fee Leases, Johnson County, Wyoming” – by Brown, Drew, Massey & Durham, LLP dated February 1, 2013
o	“Third Supplemental Limited Title Opinion, Nichols Ranch Project, Betty Lou Payne et al Fee Leases, Johnson County, Wyoming” – by Brown, Drew, Massey & Durham, LLP dated August 19, 2013
o	“Fourth Supplemental Limited Title Opinion, Nichols Ranch Project, Betty Lou Payne et al Fee Leases, Johnson County, Wyoming” – by Brown, Drew, Massey & Durham, LLP dated September 5, 2013
o	“Fifth Supplemental Limited Title Opinion, Nichols Ranch Project, Betty Lou Payne et al Fee Leases, Johnson County, Wyoming” – by Brown, Drew, Massey & Durham, LLP dated July 11, 2014

23.

“Preliminary Title Status Report – Grants Uranium District properties of Uranium Resources, Inc., McKinley County, New Mexico (Roca Honda Claims; Endy Claims; and Section 17 mineral estate) – by Fognani & Faught, PLLC dated June 18, 2015

EXHIBIT 7(l)

Form of Representation Date Certificate

            The undersigned, the duly qualified and elected [•], of Energy Fuels Inc., a company continued under the Business Corporations Act (Ontario) (the “Company”), does hereby certify in such capacity and on behalf of the Company, pursuant to Section 7(l) of the Sales Agreement, dated September 29, 2015 (the “Sales Agreement”), between the Company and Cantor Fitzgerald & Co., that to the best of the knowledge of the undersigned:

            (i) The representations and warranties of the Company in Section 6 of the Sales Agreement (A) to the extent such representations and warranties are subject to qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, are true and correct on and as of the date hereof, except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date, with the same force and effect as if expressly made on and as of the date hereof and (B) to the extent such representations and warranties are not subject to any qualifications or exceptions, are true and correct in all material respects as of the date hereof as if made on and as of the date hereof except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date, with the same force and effect as if expressly made on and as of the date hereof; and

            (ii) The Company has complied in all material respects with all agreements and satisfied all conditions on its part to be performed or satisfied pursuant to the Sales Agreement at or prior to the date hereof.

ENERGY FUELS INC.

By: ________________________________________________

Name: ______________________________________________

Title: _______________________________________________

Date: [•]

Exhibit 23

Press Release Dated September 29, 2015